                                                Filed pursuant to rule 424(b)(4)
                                                Registration No. 333-30758

PROSPECTUS
                                6,000,000 Shares
                               [LOGO OF PARADIGM]

                                  Common Stock

   This is an initial public offering of common stock by Paradigm Genetics, Inc. We are selling 6,000,000 shares of common stock.

   Four of our principal stockholders have agreed to purchase an aggregate of 1,000,000 of the shares that we are offering.

                                 -------------
   Our common stock is listed on the Nasdaq National Market under the symbol
PDGM.

                                 -------------

                                                          Per Share    Total
                                                          --------- -----------
Public offering price....................................   $7.00   $42,000,000
Underwriting discounts...................................   $0.49   $ 2,450,000
Proceeds to Paradigm Genetics............................   $6.51   $39,550,000

   Our proceeds before expenses include proceeds of $7.00 per share from the sale of a total of 1,000,000 shares of our common stock to four of our principal stockholders for an aggregate price of $7,000,000. The underwriters are not underwriting the sale of those shares and we are not paying any underwriting discount with respect to those shares.

   The underwriters may also purchase up to 900,000 additional shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.


   Chase Securities Inc. expects to deliver the shares to purchasers on or about May 10, 2000.

                                 -------------

                 Investing in our common stock involves risks.
                    See "Risk Factors" beginning on page 5.

                                 -------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Chase H&Q

            J.P. Morgan & Co.

                                                  Pacific Growth Equities, Inc.

                                                                  Stephens Inc.
May 5, 2000

                       [Inside front cover and Gatefold]

             [Graphic: Includes graphic depiction summarizing the steps in our GENEFUNCTION FACTORY. The graphic is titled:
          "Our GENEFUNCTION FACTORY/TM/. Text underneath the graphic states: "Our GENEFUNCTION FACTORY/TM/ is an assembly-line
           process that enables us rapidly to discover genes, alter
          genes in plants and other organisms, evaluate the results
           of the alterations and determine the function of genes.
               We capture information throughout the process in
         FUNCTIONFINDER/TM/, our computerized system for storing and analyzing biological information.

            Second graphic includes pictures of components of our
           FUNCTIONFINDER/TM/ bioinformatics system. The graphic is
                       entitled "FUNCTIONFINDER/TM/."]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
      Prospectus Summary.................................................   1
      Risk Factors.......................................................   5
      Special Note Regarding Forward-Looking Statements..................  13
      Use of Proceeds....................................................  14
      Dividend Policy....................................................  14
      Capitalization.....................................................  15
      Dilution...........................................................  16
      Selected Financial Data............................................  17
      Management's Discussion and Analysis of Financial Condition and
       Results of Operations.............................................  18
      Business...........................................................  22
      Management.........................................................  38
      Certain Transactions...............................................  48
      Principal Stockholders.............................................  50
      Description of Capital Stock.......................................  53
      Shares Eligible for Future Sale....................................  56
      Underwriting.......................................................  58
      Legal Matters......................................................  61
      Experts............................................................  61
      Where You Can Find More Information................................  61
      Index to Financial Statements...................................... F-1

                               PROSPECTUS SUMMARY

     This summary highlights the most important features of this offering and the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" beginning on page 5.

                            Paradigm Genetics, Inc.

Overview

     We are industrializing the process of determining gene function by creating an assembly-line process to generate information that we believe will enable us to develop novel products in four major sectors of the global economy: crop production, nutrition, human health and industrial products. We have developed our GeneFunction Factory to simultaneously study the functions of many genes in our selected plants and fungi. We designed our GeneFunction Factory to be an integrated, rapid, industrial-scale laboratory through which we can discover and modify genes, understand the consequences of the modifications and reliably determine the function of those genes. We store and annotate gene function information in our FunctionFinder bioinformatics system, which is a computer system that helps us and our partners analyze the large volumes of complex data generated from our study of genes. We currently have strategic alliances with Bayer AG in the area of crop production and with The Monsanto Company in the areas of crop production and nutrition. We describe these alliances in greater detail below.

The Opportunity

     In the early 1990s, a worldwide effort began to decipher and make publicly available the precise sequence of the entire genetic content, or genomes, of various organisms, including humans, pathogens and agricultural crops. Industry experts anticipate that researchers will complete the sequencing of the entire human genome, as well as the genome of the small mustard plant, Arabidopsis, by the end of the year 2000. However, knowing a gene's sequence does not provide enough information to determine gene function. In addition, the traditional process of determining gene function has been slow, labor intensive and formulaic. Furthermore, new technologies, such as those that measure gene expression, in the absence of other supporting data, provide insufficient information to conclude a gene's function.

Our GeneFunction Factory

     We believe the most reliable way to determine a gene's precise function is to study the effects of altered forms of the gene on an organism. The biology and genetics of certain organisms, which we call model organisms, make them effective tools for investigating the function of genes of other organisms with commercial value, which we refer to as target organisms. By applying our GeneFunction Factory to selected plants and fungi, we and our strategic partners intend to use the resulting information to develop novel products. By using our GeneFunction Factory we are able to discover a gene, alter the gene, measure the consequences of the alteration, determine the function of the gene and place the resulting large amount of information into our FunctionFinder bioinformatics system. Our assembly-line approach automates the measurement of thousands of physical and chemical characteristics of a selected organism at different times of the organism's life cycle. Our GeneFunction Factory presently is capable of determining the function of approximately 50 genes per week, and we believe that it will be able to determine the function of up to 200 genes per week by the end of 2000.

     Initially, we are using our GeneFunction Factory to determine the function of genes in Arabidopsis, rice and six filamentous fungi, which are multi-cell fungi. Arabidopsis is a useful model organism because it is related to soybeans, cotton, vegetables and oil seed crops. Rice is an important target and model organism because it is one of the world's most important grains, and it is closely related to corn, wheat, barley, sugarcane, oats and rye. Fungi are useful target and model organisms for developing potential products in crop production, nutrition, human health and industrial products. We work with our model organisms to infer the function of genes in target organisms, when working directly with the target is not practicable. We have chosen our particular models because they are relevant to target organisms with commercial value, are efficient research tools and are amenable to the collection of large numbers of measurements. We intend to study the function of essentially every gene in these organisms, and utilize this information to develop novel products.

Our Strategy

     Our goal is to be the leading supplier of gene function information in our model and target organisms. The key elements of our strategy are to:

   . determine the function of genes in our target and model organisms;

   . continue to develop our GeneFunction Factory and FunctionFinder bioinformatics system;

   . develop products both with strategic partners and independently;

   . focus our development efforts on large market opportunities; and

   . pursue intellectual property protection for our GeneFunction Factory and gene function information.

     We will continue to make significant expenditures in excess of our revenues to pursue our strategy. Through December 31, 1999, we had incurred a net loss of approximately $10.6 million, and this loss will continue to increase for the foreseeable future. We may need additional funding to pursue our strategy and because we are an early stage company and our technology is unproven, we may not be able to achieve our goals or achieve or maintain profitability.

Our Strategic Alliances

     To date, we have established strategic alliances with Bayer and Monsanto. The Bayer alliance is focused on the development of new herbicides while the Monsanto alliance is focused on the development of crop production and nutrition products. Under these alliances, we have total committed funding of approximately $56 million and have performance fees, milestone payments and payments in connection with extension options that could generate as much as an additional $133 million. We will also earn product development milestones and sales royalties if products are commercialized from these alliances.

     In September 1998, we entered into a three-year collaboration with Bayer for the development of new chemical herbicides. We will use our GeneFunction Factory to identify Arabidopsis genes that may be targets for herbicide discovery and will provide Bayer with assays to screen chemicals for potential herbicides and access to customized Arabidopsis-based releases of our FunctionFinder bioinformatics system.

     In November 1999, we entered into a six-year strategic alliance with Monsanto to develop crop production and nutrition products. Monsanto is to provide us with thousands of gene sequences from Arabidopsis and other organisms. Using our GeneFunction Factory, we will provide functional analysis of these genes to Monsanto.

     We were incorporated in North Carolina on September 9, 1997. We reincorporated as a Delaware corporation on April 7, 2000. Our facilities and executive offices are located at 104 Alexander Drive, Research Triangle Park, North Carolina 27709, and our telephone number at that address is (919) 425-3000. Our worldwide web address is www.paragen.com. The information on our web site is not incorporated by reference into this prospectus.

                                 The Offering

Common Stock offered by Paradigm Genetics...........  6,000,000 shares
Common Stock to be outstanding after this offering..  24,962,372 shares
Use of proceeds.....................................  Research and development, plant and equipment and general corporate
                                                      purposes, including possible
                                                      acquisition of or investment in
                                                      complementary businesses, products
                                                      or technologies. For a more detailed
                                                      discussion of our anticipated use of
                                                      proceeds from this offering, see
                                                      "Use of Proceeds."
Nasdaq National Market symbol.......................  PDGM

    The above information is based on the number of shares outstanding as of May 2, 2000 and excludes:

   . 1,500,903 shares of common stock issuable upon the exercise of stock options at a weighted average exercise price of $1.87 per share; and

   . 763,779 shares of common stock underlying warrants at a weighted average exercise price of $1.77 per share.

                               -----------------

    Unless otherwise indicated, all information contained in this prospectus:

   . reflects our reincorporation from a North Carolina corporation to a Delaware corporation on April 7, 2000;

   . assumes that the underwriters do not exercise their over-allotment option; and

   . reflects the mandatory conversion of all of our outstanding shares of Series A and Series B Preferred Stock into a total of 10,353,198 shares of common stock upon completion of this offering.

    The number of shares of common stock to be outstanding after this offering reflects the mandatory conversion of 3,000,000 shares of our Series C Preferred Stock, which were sold in January 2000.

                             Summary Financial Data

     The following statement of operations data for the period from inception (September 9, 1997) through December 31, 1997 and for the years ended December 31, 1998 and 1999 have been derived from our financial statements and the notes to those financial statements that are included elsewhere in this prospectus. The summary balance sheet data as of December 31, 1999 are presented (1) on an actual basis, (2) on a pro forma basis to reflect the mandatory conversion of all of our outstanding preferred stock at December 31, 1999 into a total of 10,353,198 shares of common stock upon completion of this offering; and (3) on a pro forma as adjusted basis to reflect the receipt of estimated proceeds from our sale of 6,000,000 shares of common stock in this offering at the initial public offering price of $7.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

     For a more detailed explanation of the financial data, see "Selected Financial Data" on page 17, "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 18 and our financial statements and the notes to those financial statements beginning on page F-1 of this prospectus.

                                          Period From
                                           Inception
                                         (September 9,  Years Ended December
                                           1997) to             31,
                                         December 31,  -----------------------
                                             1997         1998        1999
                                         ------------- ----------  -----------
                                           (in thousands, except per share
                                                        data)
Statements of Operations Data:
  Collaborative research agreements and
   grant revenues.......................  $       --   $      871  $     2,197
  Total operating expenses..............         220        5,171       12,442
  Net loss..............................        (220)      (4,290)     (10,620)
  Net loss per share--basic and
   diluted..............................  $    (0.19)  $    (1.14) $     (2.51)
  Weighted average common shares
   outstanding--basic and diluted.......   1,160,958    3,750,036    4,236,409
  Pro forma net loss per share--basic
   and diluted..........................                           $     (0.76)
  Pro forma weighted average common
   shares outstanding--basic and
   diluted..............................                            14,046,759

                                                     December 31, 1999
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              --------  ----------- -----------
                                                        (unaudited) (unaudited)
                                                       (in thousands)
Balance Sheet Data:
  Cash, cash equivalents and short-term
   investments............................... $  3,956    $ 3,956    $ 42,506
  Working capital............................   (3,635)    (3,635)     34,915
  Total assets...............................   14,225     14,225      52,775
  Long-term debt, less current portion.......    8,047      8,047       8,047
  Equity subject to potential redemption.....       --         --       3,500
  Preferred stock............................   11,919         --          --
  Accumulated deficit........................  (15,163)   (15,163)    (15,163)
  Total stockholders' equity (deficit) ......   (2,827)    (2,827)     32,222

     The pro forma and pro forma as adjusted balance sheet data do not reflect our receipt of proceeds of approximately $15.0 million, or $5.00 per share, from the sale of 3,000,000 shares of our Series C Preferred Stock in January 2000. If this amount had been included, our pro forma as adjusted total assets would have been approximately $67.8 million and our pro forma as adjusted total stockholders' equity would have been approximately $47.2 million.

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

                         Risks Related to our Business

We have a history of net losses. We will continue to incur net losses that may depress our stock price.

     We have incurred net losses in each year since our inception and expect these losses to continue. We experienced a net loss of approximately $10.6 million for the year ended December 31, 1999. As of December 31, 1999, we had an accumulated deficit of approximately $15.2 million. To date, we have derived all of our revenues from only two strategic alliances and a government grant. We expect to derive revenue in the foreseeable future principally from strategic alliances. We expect to spend a significant amount of capital to fund research and development and enhance our core technologies, including our GeneFunction Factory. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, we will need to generate significant additional revenues to become profitable. We cannot predict when, if ever, we will become profitable.

We may never become profitable if we and our strategic partners are unable to develop or commercialize our technologies into products.

     We have no experience in manufacturing and marketing products, and we currently do not have the resources or capability to manufacture products on a commercial scale. In order for us to commercialize our products on our own, we would need to develop, or obtain through outsourcing arrangements or through acquisitions, the capability to manufacture, market and sell products. Since we do not currently possess the resources necessary to develop and commercialize potential products ourselves, we must enter into strategic alliances to develop and commercialize products.

     We have entered into only two strategic alliances, with Bayer and Monsanto, to fund the development of certain new products, including herbicides and plants with improved nutritional and growth characteristics. We have derived substantially all of our revenues to date from these two collaborative research and development agreements. If we are unable to successfully achieve milestones or our strategic partners fail to develop successful products, we will not earn the revenues contemplated under such collaborative agreements. In addition, we may not be able to enter into additional strategic alliances. We do not control the resources that our strategic partners devote to our projects and our strategic partners may not perform their obligations. Also, we may pursue opportunities in fields that conflict with our strategic partners or in which our strategic partners could become active competitors. In either case, we may not be able to commercialize our products.

We may need additional financing, which may not be available, and any financings may dilute the percentage ownership of our existing stockholders, cause us to relinquish rights to our technologies or cause us to grant licenses on unfavorable terms.

     Our existing capital resources may not be sufficient to fund our future operating plans and we may therefore need to raise significant additional capital. We have expended significant resources in developing our GeneFunction Factory and expect our capital expenditures and operating expenses to increase over the next several years as we continue developing the GeneFunction Factory and increase our research and development activities. The amount of additional capital which we expect we will need to raise will depend on many factors, including:

   .  the number, breadth and progress of our research programs;

   . the achievement of the milestones under certain of our existing strategic alliances;

   . our ability to establish additional and maintain current and additional strategic alliances;

   . our strategic partners' success in commercializing products developed under our strategic alliances;

   . our success in commercializing products to which we have retained the rights under our strategic alliances;

   . the costs incurred in enforcing and defending our patent claims and other intellectual property rights; and

   . the costs and timing of obtaining regulatory approvals for any of our products.

     We may need to raise additional capital through public or private equity offerings, debt financings or additional strategic alliances and licensing arrangements. We may not be able to find additional financing when we need it or on terms favorable to our stockholders or us. If we raise additional capital by issuing equity securities, such an issuance will reduce the percentage ownership of existing stockholders. Furthermore, we may need to issue securities that have rights, preferences and privileges senior to our common stock. If we raise additional funds through strategic alliances and licensing arrangements, we may be required to relinquish rights to certain of our technologies or product candidates, or to grant licenses on unfavorable terms.

If we lose our key personnel or are unable to attract and retain additional personnel, our operations could be disrupted and our revenues could decrease.

     Our success depends on the continued services and on the performance of our senior management and scientific staff, in particular John Ryals, Ph.D., our Chief Executive Officer and President. The loss of the services of Dr. Ryals or any of our other senior management or scientific staff could seriously impair our ability to operate and achieve our objectives, which could reduce our revenues. We have $2 million of key man life insurance on Dr. Ryals. This amount may not be sufficient to compensate us for the loss of his services. In addition, recruiting and retaining qualified scientific personnel to perform future research and development work will be critical to our success.

     In order to achieve our business objectives, we must identify, attract, train and motivate additional personnel with expertise in specific industries and areas applicable to the products developed through our technologies. We compete intensely for these personnel and we may be unable to achieve our personnel goals. Our failure to achieve any of these goals could seriously limit our ability to improve our operations and financial results.

If we were successfully sued for product liability, we could face substantial liabilities that exceed our resources.

     We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing or sale. For example, a genetically modified food could, after it is sold, be found to cause illness in individuals who eat the food. Also, like other pharmaceutical products, those produced through genetically modified plants could be found to cause illness. These risks are inherent in the development of chemical, agricultural and pharmaceutical products. We currently do not have product liability insurance. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our strategic partners develop may be prevented or inhibited. If we are sued for any injury caused by our products, our liability could exceed our total assets.

If we do not compete effectively, our losses could increase.

     Our technology platform for the industrialization of gene function determination faces competition from functional genomics technologies, which are computer hardware and software technologies that researchers use to help them identify the role that specific genes play within organisms, created by others, including Exelixis, Inc., CuraGen Corporation, Rosetta Inpharmatics, Inc. and Large Scale Biology Corporation (formerly known as Biosource Technologies, Inc.). We expect competition to intensify in genomics research as scientists achieve technology advances that become widely known. Genomic technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field, and particularly in the functional genomics field. We or others may make rapid technological developments which may result in products or technologies becoming obsolete before we recover the expenses we incur in connection with our development. We or our strategic partners may offer products which could be made obsolete by less expensive or more effective crop enhancement, nutrition enhancement, drug discovery and industrial product development technologies, including technologies that may be unrelated to genomics. We may not be able to enhance our technology in ways necessary to compete successfully with newly emerging technologies.

     Any products that we may develop alone or in collaboration with others will compete in highly competitive markets. In the specific markets in which we apply or intend to apply our technology platform, we face competition from plant genomics, pharmaceutical, agrochemical and biotechnology companies. Many of our existing and potential competitors have substantially greater financial resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do. Many of these competitors have achieved substantial market penetration in the crop production, nutrition, human health and industrial products markets.

     Our exclusive use of plant and fungal model organisms may limit our ability to compete in the human health market and the industrial products markets. We believe that our ability to compete in the human health market may depend on the degree to which information we develop on plant and fungal gene and pathway functions may relate to human physiology. Competing companies who use model organisms with greater similarities to human genes, such as mice, as well as companies that do direct studies of human populations, may have a substantial advantage in developing products for humans.

If we are not able to adequately acquire and protect patents and licenses, we may not be able to operate our business and remain competitive.

     Our business and competitive position will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. As of May 2, 2000, we had 33 U.S. patent applications and 1 international patent application pending covering our technology. We hold no issued patents and we may never receive patents on our applications in the United States or other countries. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries.

     Third parties have filed, and in the future are likely to file, patent applications covering genes and gene function that we have developed or may develop or technology upon which our technology platform depends. If patent offices issue patents on these patent applications and we wish to use the claimed genes, gene functions or technology, we would need to obtain a license from the third party. However, we might not be able to obtain any such license on commercially favorable terms, if at all, and if we do not obtain these licenses, we might be prevented from using certain technologies or taking certain products to market.

     The patent positions of biopharmaceutical and biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. Patent law relating to the scope of claiming the technology field in which we operate is still evolving. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We will apply for patents covering both our technologies and products, as we deem appropriate. However, other companies may challenge these applications and governments may not issue patents we request. Any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, our patents may be challenged, invalidated or fail to provide us with any competitive advantages.

     We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. Even though we seek to protect our proprietary information by entering into confidentiality agreements with employees, strategic partners and consultants, people may still disclose our proprietary information and we might not be able to meaningfully protect our trade secrets.

If third parties make or file claims of intellectual property infringement against us or otherwise seek to establish their intellectual property rights, we may have to spend time and money in response and shut down some of our operations.

     Third parties may claim that we are employing their proprietary technology without authorization or that we are infringing their patents. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products. In the event of a successful claim of infringement, courts may order us to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

                         Risks Related to our Industry

We are an early stage company using unproven technologies and, as a result, we may never achieve, or be able to maintain, profitability.

     You should evaluate us in light of the uncertainties affecting an early stage biotechnology company. Our GeneFunction Factory is still in the early stages of development. We have not yet proven that determining the function of a gene in commercially significant target organisms will enable us to develop commercial products.

If adverse public reaction limits the acceptance of genetically modified products, demand for any products that we or our collaborators may develop may decrease.

     The commercial success of our product candidates will depend in part on public acceptance of the use of genetically modified products, including drugs, plants and plant products. Claims that genetically modified products are unsafe for consumption or pose a danger to the environment may influence public attitudes. Any genetically modified products that our collaborators or we may develop may not gain public acceptance. Due to public reaction in both the United States and Europe, some food manufacturers and restaurants have already decided not to sell food that has been genetically altered. If this continues or increases, this could cause a decrease in demand for products that we or our collaborators may develop.

Any products that we or our strategic partners develop using the gene function information we provide may be subject to a lengthy and uncertain government regulatory process that may not result in the necessary approvals, may delay the commercialization of these products or may be costly, any of which could reduce our revenues.

     Any new product that we or our strategic partners develop will likely undergo extensive regulatory review process in the United States by the FDA and the USDA and by regulators in other countries before it can be marketed or sold. For example, in the United States, the FDA must approve any drug or biologic product before it can be marketed in the U.S. This regulatory review process can take many years and require substantial expense. Adverse publicity could lead to greater regulation and trade restrictions on imports and exports of genetically modified products. Changes in the policies of U.S. and foreign regulatory bodies could increase the time required to obtain regulatory approval for each new product.

     Our efforts to date have been primarily limited to identifying targets. If regulators approve any products that we or our strategic partners develop, the approval may impose limitations on the uses for which a product may be marketed. Regulators may continue to review a product after approving it for marketing to the public. Regulators may impose restrictions and sanctions, including banning the continued sale of the product, if they discover problems with the product or its manufacturer.

                         Risks Related to this Offering

We may face a financial liability arising out of a possible violation of the Securities Act of 1933 in connection with e-mails sent to all of our employees regarding participation in our directed share program.

     As part of our initial public offering, we and the underwriters have made available up to 500,000 shares of our common stock at the initial public offering price for directors, employees, business associates and related persons associated with us. On February 28 and March 13, 2000, we sent e-mail messages with respect to the proposed directed share program to all of our employees setting forth procedural aspects for participating in the directed share program and informing them about the administration of the program and that their friends and families might have an opportunity to participate in the proposed program. No person who received either e-mail should rely on it in any manner in making a decision whether to purchase shares of our common stock in this offering. We did not deliver a preliminary prospectus prior to distribution of the e-mails, and each e-mail may constitute a non-conforming prospectus under the Securities Act of 1933. As a result, we may have a contingent liability under the Securities Act of 1933. Any liability would depend upon the number of shares of our common stock purchased by the recipients of the e-mails. The recipients of the e-mails who purchase shares of our common stock in this offering may have a right for a period of one year from the date of the purchase to obtain recovery of the consideration paid in connection with their purchase of shares of our common stock or, if they had already sold the stock, sue us for damages resulting from their purchase of shares of our common stock. If any liability is asserted with respect to either e-mail, we will vigorously contest the matter. However, if all of the purchasers in the directed share program who received the e-mails are awarded damages after an entire or substantial loss of their investment, the damages could total up to approximately $2.1 million plus interest based on the initial public offering price of $7.00 per share and based on the Company's intention to allocate up to 300,000 of the potential 500,000 shares to such persons. Although the Company does not intend to allocate more than 300,000 shares to employees who received the e-mails, or their friends and families, if a violation of the Securities Act were deemed to apply to the entire allocation of 500,000 shares in the directed share program, our damages could total up to approximately $3.5 million plus interest based on the initial public offering price of $7.00 per share. If this occurs, our financial condition would be adversely affected.

Our management will have broad discretion as to the use of proceeds from this offering and may spend the proceeds in ways with which you may not agree.

     Our management will have broad discretion over the use of proceeds from this offering. We currently intend to use the proceeds of this offering for research and development and general corporate purposes. Our management may allocate the net proceeds among these purposes as it determines is necessary. In addition, market factors may require our management to allocate all or portions of the net proceeds for other purposes. Management may not use the proceeds in a manner in which you approve. Accordingly, you will be relying on the judgment of our management with regard to the use of proceeds from this offering.

Our stock price may be extremely volatile and you may not be able to resell your shares at or above the initial public offering price.

     Prior to this offering, there has been no public market for shares of our common stock. An active trading market may not develop following completion of this offering, or if developed, may not be maintained. We and representatives of the underwriters have negotiated the initial public offering price for the shares. This price may not be indicative of prices that will prevail later in the market. The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly life science companies, have been highly volatile. You may not be able to resell your shares at or above the initial public offering price.

If our results of operations fluctuate and quarterly results are lower than the expectations of securities analysts, then the price of our common stock could fall.

     Our operating results historically have fluctuated on a quarterly basis and are likely to continue to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors, which could cause our operating results to fluctuate, include:

   . expiration of research contracts with strategic partners, which may not be renewed or replaced;

   . the success rate of our discovery efforts leading to milestones and royalties;

   . the timing and willingness of strategic partners to commercialize our products which would result in royalties; and

   . general and industry specific economic conditions, which may affect our strategic partners' research and development expenditures.

     A large portion of our expenses, including expenses for facilities, equipment and personnel are relatively fixed. Accordingly, if revenues decline or do not grow as anticipated due to expiration of research contracts or government research grants, failure to obtain new contracts or other factors, we may not be able to correspondingly reduce our operating expenses. In addition, we plan to significantly increase operating expenses in 2000. Failure to achieve anticipated levels of revenues could therefore significantly harm our operating results for a particular fiscal period.

     Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would likely decline.

If our stockholders sell substantial amounts of our common stock after this offering, the market price of our common stock may fall.

     The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market after the closing of this offering, or the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. There will be 24,962,372 shares of common stock outstanding immediately after this offering, or 25,862,372 shares if the underwriters exercise their over-allotment option in full. All of the shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for any shares purchased by our "affiliates," as defined in Rule 144 of the Securities Act, and except for any shares that are subject to 180-day lock-up agreements providing that the stockholders will not offer, sell, pledge or otherwise dispose of their shares for a period of 180 days after this date of this prospectus without the prior written consent of Chase Securities Inc. The remaining shares of common stock outstanding will be "restricted securities" as defined in Rule 144. Holders of these shares may sell them in the future without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. See "Shares Eligible for Future Sale."

Anti-takeover provisions of Delaware law and our charter could make a third-party acquisition of us difficult.

     We reincorporated as a Delaware corporation on April 7, 2000. The anti-takeover provisions of Delaware law could make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders. We will be subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 will prohibit us from engaging in certain business combinations, unless the business combination is approved in a prescribed manner. Accordingly, Section 203 may discourage, delay or prevent someone from acquiring or merging with us. In addition, upon completion of this offering, our restated certificate of incorporation and amended and restated by-laws will contain certain provisions that may make a third party acquisition of us difficult, including:

   . a classified board of directors, with three classes of directors each serving a staggeredthree-year term;

   .  the ability of the board of directors to issue preferred stock; and

   . the inability of our stockholders to call a special meeting or act by written consent.

Some of our existing stockholders can exert control over us, and may not make decisions that are in the best interests of all stockholders.

     After this offering, our officers, directors and stockholders who beneficially own more than five percent of our common stock will together control 18,273,448, or approximately 64.6%, of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our common stock, even when a change may be in the best interests of all stockholders. In addition, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders and accordingly, they could cause us to enter into transactions or agreements, which we would not otherwise consider.

Future issuances of preferred stock may dilute the rights of our common stockholders.

     Our board of directors will have the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, privileges and other terms of these shares. The board of directors may exercise this authority without the approval of the stockholders. The rights of the holders of any preferred stock that we may issue in the future may adversely affect the rights of holders of our common stock.

You will experience immediate dilution in the book value per share of the common stock you purchase.

     The initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $5.08 in net tangible book value per share of common stock, based on the initial public offering price of $7.00 per share. Investors will incur additional dilution based on the exercise of outstanding stock options and warrants.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some statements contained in this prospectus are forward-looking statements concerning our operations, economic performance and financial condition. Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, are included, for example, in the discussions about:

   .  our strategy;

   .  sufficiency of our cash resources;

   .  revenues from existing and new strategic alliances;

   .  product development;

   .  our research and development and other expenses; and

   .  our operational and legal risks.

     These statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied in those statements. Factors that could cause these differences include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                              ------------------

     "Paradigm Genetics", the Paradigm Genetics logo and FunctionFinder are trademarks of Paradigm Genetics, Inc. The Company has filed a trademark application for GeneFunction Factory. Other trademarks and trade names appearing in this prospectus are the property of their holders.

                                USE OF PROCEEDS

     The net proceeds that we will receive from our sale of shares of common stock in this offering, at the initial public offering price of $7.00 per share, are estimated to be approximately $38.6 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds from this offering will be approximately $44.4 million. We intend to use the net proceeds of this offering for the following purposes:

   .  approximately 45% for research and development;

   .  approximately 35% for acquisitions of plant and equipment;

   .  approximately 10% for the development of our physical infrastructure;
      and

   . approximately 10% for general corporate purposes, including the possible acquisition of or investment in complementary businesses, products or technologies.

At the present time, we have no understandings, commitments or agreements with respect to any material acquisition. Pending the use of the net proceeds of this offering for the purposes described above, we intend to invest these proceeds in short-term, interest-bearing, investment-grade securities.

     The foregoing information is based on current expectations, and we may allocate the net proceeds among these purposes as we deem necessary or appropriate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the time actually required to reach profitability, the status of our product development efforts, the success of our strategic alliances, the amount of proceeds actually raised in this offering, the amount of cash generated by our operations and competition. In addition, these and other market factors, some of which are not yet known, may require us to allocate portions of the net proceeds for purposes other than those described above. See "Risk Factors--Risks Related to This Offering--Our management will have broad discretion as to the use of proceeds from this offering and may spend the proceeds in ways with which you may not agree" on page 10.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future.

     Our loan security agreement with Transamerica Business Credit Corporation prohibits the payment of any cash dividends to any of our stockholders, warrantholders or optionholders until we have paid in full all amounts under the terms of the agreement. See note 7 of our financial statements.

                                 CAPITALIZATION

     The following table sets forth our actual capitalization as of December 31, 1999 (1) on an actual basis; (2) on a pro forma basis to reflect the mandatory conversion of all of our outstanding preferred stock at December 31, 1999 into a total of 10,353,198 shares of common stock upon the completion of this offering and to reflect the increase in the number of authorized shares of our Common Stock from 30,000,000 to 50,000,000 and the authorization of an additional 5,000,000 shares of Preferred Stock, all of which is undesignated, effected by our reincorporation as a Delaware corporation on April 7, 2000; and
(3) on a pro forma as adjusted basis to reflect the receipt of the estimated proceeds from our sale of 6,000,000 shares of common stock in this offering at the initial public offering price of $7.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This information should be read in conjunction with our financial statements and the notes to those financial statements beginning on page F-1 of this prospectus.

                                                     December 31, 1999
                                              ---------------------------------
                                                                     Pro Forma
                                               Actual    Pro Forma  As Adjusted
                                              --------  ----------- -----------
                                                        (unaudited) (unaudited)
                                                   (in thousands, except
                                                        share data)
Long-term debt, less current portion......... $  8,047   $  8,047    $  8,047
Equity subject to potential redemption.......       --         --       3,500
Stockholders' equity (deficit):
 Series A Preferred Stock, $0.01 par value;
  8,000,000 shares designated, 7,562,500
  shares issued and outstanding, actual; no
  shares issued or outstanding, pro forma and
  pro forma as adjusted......................    5,951         --          --
 Series B Preferred Stock, $0.01 par value;
  2,790,698 shares designated, 2,790,698
  shares issued and outstanding, actual; no
  shares issued or outstanding, pro forma and
  pro forma as adjusted......................    5,968         --          --
 Preferred Stock, $0.01 par value; no shares
  authorized, issued or outstanding, actual;
  5,000,000 shares authorized, no shares
  issued or outstanding, pro forma and pro
  forma as adjusted..........................       --         --          --
 Common Stock, $0.01 par value; 30,000,000
  shares authorized; 5,224,257 shares issued
  and outstanding, actual; 50,000,000 shares
  authorized, 15,577,455 shares issued and
  outstanding, pro forma; and 50,000,000
  shares authorized, 21,577,455 shares issued
  and outstanding, pro forma as adjusted.....       52        156         216
 Additional paid-in capital..................    3,530     15,345      50,334
 Deferred compensation.......................   (3,165)    (3,165)     (3,165)
 Accumulated deficit.........................  (15,163)   (15,163)    (15,163)
                                              --------   --------    --------
    Total stockholders' equity (deficit).....   (2,827)    (2,827)    132,222
                                              --------   --------    --------
      Total capitalization................... $  5,220   $  5,220    $ 43,769
                                              ========   ========    ========

     The pro forma amounts above do not include the effect on total capitalization of the receipt of approximately $15.0 million of proceeds from the sale of 3,000,000 shares of our Series C Preferred Stock at a sales price of $5.00 per share. After giving effect to the sale of the Series C Preferred Stock, our pro forma total capitalization would be approximately $20.2 million and our pro forma as adjusted total capitalization would be approximately $58.8 million.

     The outstanding share information is based on our shares outstanding as of December 31, 1999 and excludes:

   . 1,500,903 shares of common stock issuable upon the exercise of stock options outstanding as of May 2, 2000 at a weighted average exercise price of $1.87 per share; and

   . 763,779 shares of common stock issuable upon the exercise of warrants outstanding as of May 2, 2000 at a weighted average exercise price of $1.77 per share.

     See "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and
Results of Operations" and the financial statements and notes thereto included in this prospectus.

                                   DILUTION

     Our pro forma net tangible book value as of December 31, 1999, after giving effect to the mandatory conversion of all of our outstanding preferred stock into a total of 10,353,198 shares of common stock was negative $2.8 million or ($0.18) per share of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. After further giving effect to the sale of 3,000,000 shares of our Series C Preferred Stock for $5.00 per share on January 21, 2000, our pro forma net tangible book value as of December 31, 1999 was $12.1 million or $0.63 per share. This represents an increase in pro forma net tangible book value of $0.81 per share of common stock. After giving effect to the sale by us of 6,000,000 shares of common stock in this offering at the initial public offering price of $7.00 per share, our pro forma net tangible book value as of December 31, 1999 would have been approximately $47.0 million, or $1.92 per share of common stock. This represents an immediate increase in pro forma net tangible book value of $1.29 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $5.08 per share to new investors purchasing shares in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share..........................         $7.00
  Pro forma net tangible book value per share at December 31,
   1999.......................................................... $(0.18)
  Increase per share attributable to our sale of Series C
   Preferred Stock............................................... $ 0.81
                                                                  ------
  Pro forma net tangible book value per share at December 31,
   1999 after giving effect to our sale of Series C Preferred
   Stock......................................................... $ 0.63
  Increase per share attributable to new investors............... $ 1.29
Pro forma net tangible book value per share after the offering...         $1.92
                                                                          -----
Dilution per share to new investors..............................         $5.08
                                                                          =====

     The following table summarizes, as of December 31, 1999, on a pro forma basis, the number of shares of stock purchased from us, including amounts paid by purchasers of preferred stock, the total consideration paid to us and the average price per share paid by existing stockholders, including the Series C Preferred Stock stockholders and by new investors, based upon the initial public offering price of $7.00 per share for shares purchased in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses. This table illustrates that although investors purchasing common stock in this offering will have contributed about 60.8% of the total consideration paid to us for our outstanding common stock, they will only own about 24.4% of our outstanding common stock.

                           Shares Purchased  Total Consideration
                          ------------------ ------------------- Average Price
                            Number   Percent   Amount    Percent   Per Share
                          ---------- ------- ----------- ------- -------------
Existing stockholders as
 of December 31, 1999.... 15,577,455  63.4%  $12,095,998  17.5%      $0.78
Series C Preferred Stock
 Stockholders............  3,000,000  12.2%  $14,975,000  21.7%      $5.00
New investors............  6,000,000  24.4%  $42,000,000  60.8%      $7.00
                          ---------- ------  ----------- ------
  Total.................. 24,577,455 100.0%  $69,070,998 100.0%      $2.81
                          ========== ======  =========== ======

     The above tables assume no exercise of any outstanding stock options or warrants to purchase common stock. As of May 2, 2000, there were:

   . 1,500,903 shares of common stock issuable upon the exercise of stock options outstanding at a weighted average exercise price of $1.87 per share; and

   . 763,779 shares of common stock issuable upon the exercise of warrants outstanding at a weighted average exercise price of $1.77 per share.

 To the extent these options or warrants are exercised, there will be further dilution to the new investors.

                            SELECTED FINANCIAL DATA

     The statement of operations data for the period from inception (September 9, 1997) through December 31, 1997, and for 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 have been derived from our audited financial statements beginning on page F-1 of this prospectus. The balance sheet data as of December 31, 1997 have been derived from audited financial statements that are not included in this prospectus. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data shown below should be read in conjunction with our financial statements and the notes to those financial statements beginning on page F-1 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 18 of this prospectus.

                                         Period from
                                          Inception
                                          (September   Years Ended December
                                           1997) to             31,
                                         December 31, ------------------------
                                             1997        1998         1999
                                         ------------ -----------  -----------
                                           (in thousands, except per share
                                                       amounts)
Statement of Operations Data:
 Revenues:
  Collaborative research agreements.....  $       --  $       820  $     2,052
  Grant revenue.........................          --           51          145
                                          ----------  -----------  -----------
   Total revenues.......................          --          871        2,197
 Operating costs and expenses:
  Research and development (excludes $0,
   $0 and $88, respectively, of stock
   based compensation)..................          71        3,641        7,528
  Selling, general and administrative
   (excludes $0, $6 and $112,
   respectively, of stock based
   compensation)........................         149        1,524        4,714
  Stock based compensation..............          --            6          200
                                          ----------  -----------  -----------
   Total operating costs and expenses...         220        5,171       12,442
                                          ----------  -----------  -----------
 Loss from operations...................        (220)      (4,300)     (10,245)
                                          ----------  -----------  -----------
 Interest income (expense), net.........          --           10         (375)
                                          ----------  -----------  -----------
 Net loss...............................  $     (220) $    (4,290) $   (10,620)
                                          ==========  ===========  ===========
 Net loss per share--basic and diluted..  $    (0.19) $     (1.14) $     (2.51)
                                          ==========  ===========  ===========
 Weighted average common shares
  outstanding--basic and diluted........   1,160,958    3,750,036    4,236,409
                                          ==========  ===========  ===========
 Pro forma net loss per share--basic and
  diluted...............................                           $     (0.76)
                                                                   ===========
 Pro forma weighted average common
  shares outstanding--basic and
  diluted...............................                            14,046,759
                                                                   ===========
                                                     December 31,
                                         -------------------------------------
                                             1997        1998         1999
                                         ------------ -----------  -----------
                                                    (in thousands)
Balance Sheet Data:
 Cash, cash equivalents and short-term
  investments...........................  $       18  $     3,455  $     3,956
 Working capital........................        (224)       1,148       (3,635)
 Total assets...........................          63        7,435       14,225
 Long-term debt, net of current
  portion...............................          --        3,539        8,047
 Preferred stock........................          --        5,951       11,919
 Accumulated deficit....................        (253)      (4,543)     (15,163)
 Total stockholders' equity (deficit)...        (216)       1,452       (2,827)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that are based upon current expectations. Our actual results and the timing of events could differ materially from those anticipated in our forward-looking statements as a result of many factors, including those set forth under "Risk Factors", "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus.

     You should read the following discussion and analysis in conjunction with the "Selected Financial Data" financial statements and related notes included elsewhere in this prospectus.

Overview

     To date, we have generated revenues from a collaborative herbicide discovery and commercialization agreement with Bayer and a grant from the U.S. Department of Energy. The agreement with Bayer was signed in September 1998 and generated substantially all of our revenues for fiscal years 1998 and 1999. In November 1999, we signed a joint development and commercialization agreement with Monsanto. This agreement will not contribute to our revenue until the first quarter of fiscal year 2000.

     We have invested heavily in establishing our GeneFunction Factory and in our bioinformatics infrastructure. Our total number of employees increased from four employees at December 31, 1997 to 47 employees at December 31, 1998 and to 92 employees at December 31, 1999. Of our total number of employees on December 31, 1999, 74% were engaged in research and development activities. Our research and development efforts consisted of work performed under our collaborative research agreements and our federal government grant and work advancing our own core technologies.

     We have incurred significant losses since our inception. As of December 31, 1999, our accumulated deficit was approximately $15.2 million and total stockholders' deficit was approximately $2.8 million. Operating expenses increased from approximately $220,000 during the period from inception through December 31, 1997, to approximately $5.2 million in the year ended December 31, 1998 and to approximately $12.4 million in the year ended December 31, 1999. We expect to incur additional operating losses over at least the next two years as we continue to expand our research and development efforts on our core technologies and establish the infrastructure necessary to support our business.

Source of Revenue and Revenue Recognition Policy

     Revenues are derived from collaborative research agreements with strategic partners and from government grants. Revenues related to fixed nonrefundable payments are recognized under collaborative research agreements based on progress to completion in accordance with the applicable performance requirements of each collaboration agreement. Our effort level under these agreements is not ratable. Refundable fees received under collaborative research agreements are initially deferred and recognized as revenues based on progress to completion over the term of the collaborative research agreement beginning at the date that the refund right expires, which is the date on which the related performance requirements have been met. Nonrefundable fees received at the initiation of a collaborative research agreement are deferred and recognized as revenues on a progress to completion basis over the term of the collaboration agreement with all other fixed nonrefundable payments received under the collaborative research agreements. This is required as we have a future performance obligation under these agreements which is performed as we deliver the results of our gene analysis to our collaborative partners. Progress to completion under collaborative research agreements is measured based on a comparison of the number of genes analyzed and delivered to the total number of genes to be analyzed, on a contract by contract basis. Milestone payments under collaborative research agreements will be recognized as revenue when the applicable milestone has been achieved and such achievement has been acknowledged by the other party to the collaboration agreement. Revenues from government grants are recognized as expenses are incurred over the period of each grant. Cash received in excess of revenues recognized under collaborative agreements and grants is recorded as deferred revenue. Payments received under our collaborative research agreements and government grants are generally non-refundable regardless of the outcome of the future research and development activities to be performed by us under these arrangements. As of December 31, 1999, we had deferred revenues of approximately $5.8 million.

Results of Operations

Years Ended December 31, 1998 and 1999.

     Revenues. Revenues are comprised of amounts recognized under a collaborative research agreement and a grant from the U.S. Department of Energy. Total revenues increased 152% from approximately $871,000 in 1998 to approximately $2.2 million in 1999. This increase was primarily a result of our signing a collaborative research agreement in September 1998 with Bayer for the development of novel screening targets in the field of herbicides.

     Revenues earned under collaborative research agreements increased 150% from approximately $820,000 in 1998 to approximately $2.1 million in 1999. This increase was the result of an increase in revenues earned under the Bayer collaborative research agreement in 1999 as compared to 1998 due to the fact that this agreement was not signed until September 1998. Substantially all of our revenues during 1998 and 1999 relate to the collaborative research agreement with Bayer. Assuming our collaborative research agreements are continued for the full terms under those agreements, Bayer will contribute future committed revenues of approximately $11.8 million in 2000 through 2001 and Monsanto will contribute future committed revenues of approximately $41.5 million in 2000 through 2005.

     Grant revenues increased 187% from approximately $51,000 in 1998 to approximately $145,000 in 1999. This increase was the result of the grant being extended in 1999.

     Research and Development Expenses. Research and development expenses consist primarily of personnel costs, facility costs, cost of supplies and depreciation of laboratory equipment. Research and development expenses increased 107% from approximately $3.6 million in 1998 to approximately
$7.5 million in 1999. Of this increase, approximately $2.5 million was due to an increased number of research and development staff, approximately $334,000 was due to higher facilities costs, and approximately $886,000 was due to depreciation of additional laboratory equipment to support our collaborative research agreements and development of our core technology. We expect to continue to devote substantial resources to research and development. We also expect that research and development expenses will continue to increase and that net losses will continue as a result.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel costs, facilities costs, business development costs and professional expenses, such as legal and accounting fees. Selling, general and administrative expenses increased 209% from approximately $1.5 million in 1998 to approximately $4.7 million in 1999. Of this increase, approximately $1.3 million was due to increased staffing necessary to manage and support our growth, approximately $209,000 was due to higher facilities costs, approximately $267,000 was due to an increase in professional expenses and approximately $397,000 was due to increased depreciation expenses. We expect that our selling, general and administrative expenses will continue to increase as we expand our legal, accounting and business development staff, add infrastructure, incur additional costs related to being a public company, including directors' and officers' insurance premiums, investor relations programs and increased professional fees and continue to make commission payments related to our collaborative research agreements.

     Stock Based Compensation Expense. Stock based compensation expense represents the amortization of deferred compensation related to stock options granted to employees with an exercise price below the estimated fair value of our common stock at the date of grant, as determined by our board of directors.

Deferred compensation is amortized over the vesting period of the related stock options, which is generally four years. We recognized approximately $6,000 in non-cash compensation expense related to amortization of deferred compensation in 1998 as compared to approximately $200,000 in 1999.

     Deferred compensation for options granted to employees has been determined as the difference between the estimated fair value for financial reporting purposes of our common stock on the date the options were granted and the exercise price. Deferred compensation for options granted to consultants has been determined in accordance with Statement of Financial Accounting Standards No. 123 as the fair value of equity instruments issued. In connection with the grant of stock options to employees, we recorded deferred compensation of approximately $3.4 million in 1999.

     Net Interest Income (Expense). Net interest income (expense) represents interest earned on our cash and cash equivalents and short-term investments offset by interest expense on long-term debt and capital leases. Net interest income was approximately $11,000 in 1998, as compared to net interest expense of approximately $375,000 in 1999. This change was attributable to increases in senior long-term debt and an increase in notes payable secured by capital equipment purchases, partially offset by an increase in interest income.

The Period from Inception (September 9, 1997) through December 31, 1997, and the Year Ended December 31, 1998.

     Revenues. Total revenues increased from zero during 1997 to approximately $871,000 in 1998. The revenues in 1998 were attributable primarily to the Bayer collaborative research agreement.

     Research and Development Expenses. Research and development expenses increased from approximately $71,000 in 1997 to approximately $3.6 million in 1998. Of this increase approximately $1.3 million was due to an increase in the number of our research and development staff, approximately $901,000 was due to increases in the cost of supplies, approximately $250,000 was due to depreciation of laboratory equipment and approximately $226,000 was due to increases in facilities costs.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased from approximately $149,000 in 1997 to approximately $1.5 million in 1998. Of this increase, approximately $586,000 was due to an increase in the number of administrative staff necessary to manage and support the growth of our business, approximately $251,000 was due to increased business development activities related to the negotiation of our collaboration agreement with Bayer and $160,000 was due to increased professional expenses.

     Net Interest Income (Expense). Net interest expense was de minimus in 1997, as compared to net interest income of approximately $11,000 in 1998. The increase in net interest income was attributable to higher average cash balances during 1998.

Liquidity and Capital Resources

     We have historically financed our operations through the sale of preferred stock, debt and capital lease financing and payments received from collaborative research agreements and a government grant. From our inception through December 31, 1999, we have raised approximately $11.9 million in net cash proceeds from the sale of preferred stock.

     We had cash, cash equivalents and short-term investments of approximately $18,000 at December 31, 1997, compared to approximately $3.5 million at December 31, 1998 and approximately $4.0 million at December 31, 1999.

     We had a working capital deficit of approximately $224,000 at December 31, 1997, working capital of approximately $1.1 million at December 31, 1998 and a working capital deficit of approximately $3.6 million at December 31, 1999. The increase in working capital between 1997 and 1998 was primarily due to borrowings and the issuance of convertible preferred stock in 1998. The decrease in working capital between 1998 and 1999 was primarily due to increases in deferred revenue from our strategic partners in 1999 with which we financed part of our operations, expenditures for property and equipment and funding of our operating loss partially offset by proceeds from sales of preferred stock and issuance of notes payable. Assuming our collaborative research agreements with our strategic partners are continued for their full terms, Bayer will contribute committed working capital of approximately $8.0 million in 2000 through 2001 and Monsanto will contribute committed working capital of approximately $39.5 million in 2000 through 2005.

     Our operating activities used cash of approximately $233,000 in 1997, approximately $2.1 million in 1998 and approximately $4.4 million in 1999. Cash used in operating activities was primarily related to net operating losses.

     Cash used by investing activities totaled approximately $4,000 in 1997, approximately $6.1 million in 1998 and approximately $7.6 million in 1999. Investing activities consist primarily of additions to property and equipment and net purchases of short-term investments. We expect to continue to make significant investments in the purchase of property and equipment to support our expanding operations. A portion of our cash may be used to acquire or invest in complementary businesses, products or technologies, or to obtain the right to use such complementary technologies.

     Financing activities provided cash of approximately $254,000 in 1997, approximately $9.2 million in 1998 and approximately $11.5 million in 1999. Cash provided by financing activities resulted from the receipt of approximately $6.0 million in net proceeds from the sale of Series A Preferred Stock in 1998, including $350,000 in proceeds from bridge loans which were converted to Series A Preferred Stock and approximately $6.0 million in net proceeds from the sale of Series B Preferred Stock in 1999. In addition, we had net borrowings of approximately $250,000 in 1997, approximately $3.6 million in 1998 and approximately $5.5 million in 1999, from borrowings under our notes payable for equipment financing of approximately $3.8 million and our senior note payable of approximately $2.0 million.

     In January 2000, we completed the sale of our Series C Preferred Stock for gross proceeds of approximately $15.0 million and received approximately $9.0 million in payments under collaboration agreements.

     Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors. We believe that our existing cash and investment securities and anticipated cash flow from existing collaborations together with the net proceeds of this offering will be sufficient to support our current operating plan for at least the next two years. We have based this estimate on assumptions that may prove to be wrong. Our future capital requirements will depend on many factors, including:

   .  the number, breadth and progress of our research programs;

   . the achievement of the milestones under certain of our existing strategic alliances;

   . our ability to establish additional and maintain current and additional strategic alliances;

   . our strategic partners' success in commercializing products developed under our strategic alliances;

   . our success in commercializing products to which we have retained the rights under our strategic alliances;

   . the costs incurred in enforcing and defending our patent claims and other intellectual property rights; and

   . the costs and timing of obtaining regulatory approvals for any of our products.

                                    BUSINESS

Overview

     We are industrializing the process of determining gene function to generate information that will enable us to develop novel products in four major sectors of the global economy: crop production, nutrition, human health and industrial products. We have developed our GeneFunction Factory to simultaneously study the functions of many genes in our selected plants and fungi. We designed our GeneFunction Factory to be an integrated, rapid, industrial scale laboratory through which we can discover and modify genes, understand the consequences of the modifications and reliably determine the function of those genes. Our assembly-line approach automates the measurement of thousands of physical and chemical characteristics of a selected organism at different times in the organism's life cycle using the following techniques:

   . gene expression profiling, a process of determining the level of activity of genes in an organism at a specific time;

   . metabolic profiling, a process of determining the identity and quantities of chemicals in an organism at a specific time; and

   . phenotypic profiling, a process of measuring the physical and chemical characteristics of an organism at a specific time.

The resulting large amounts of information are then fed into our FunctionFinder bioinformatics system. Our GeneFunction Factory presently is capable of determining the function of approximately 50 genes per week, and we believe that it will be capable of determining the function of up to 200 genes per week by the end of 2000.

     To date, we have established strategic alliances with Bayer and Monsanto. The Bayer alliance is focused on the development of new herbicides while the Monsanto alliance is focused on the development of crop production and nutrition products. Under these alliances, we have total committed funding of approximately $56 million and have performance fees, milestone payments and payments in connection with extension options that could generate as much as an additional $133 million. We will also earn product development milestones and sales royalties if products are commercialized from these alliances.

Background

Genes

     The genes of an organism, whether animal, plant or microbe, determine its physical and chemical characteristics. The entire genetic content of an organism is called its genome. Genes consist of organized units of molecules called deoxyribonucleic acid, or DNA, which in turn consist of four different chemical bases, called nucleotides. Each nucleotide pairs with its complementary nucleotide in the double helix structure of DNA, forming what scientists call a base pair. The precise sequence of the nucleotides in a gene determines the physical and chemical activity that the gene produces in an organism. Each cell of an organism contains at least one complete copy of the organism's genes, but each cell type expresses only those genes that are necessary for the cell to perform its role. When a gene is expressed, it acts alone or in combination with other expressed genes to synthesize structural proteins and enzymes. The activity of these proteins causes the cell to perform biological functions, which may influence the physical and chemical characteristics of the organism. A modification in a gene sequence may lead to the over- or under-production of a protein, modifying the normal biological function of the cell, and potentially affecting the physical and chemical characteristics of the entire organism.

The Industrialization of Gene Sequencing

     In the early 1990s, a worldwide effort began to decipher the precise sequence of the genomes of various organisms, including humans, pathogens and agricultural crops. The search to identify genes and their encoded proteins that are associated with both health and disease has fueled this effort. Advances in

DNA sequencing technology and instrumentation have allowed researchers to begin to sequence genes on an industrial scale by creating "sequencing factories," instead of sequencing genes one at a time. During the last two decades, the speed at which scientists can sequence the building blocks of genes, or base pairs, has increased from hundreds per week to millions per week, while the cost of sequencing a base pair has decreased proportionately. Large sequencing centers at universities, research institutes and private companies produce tens of thousands of gene sequences each week. To date, scientists have cataloged the complete genomes of over forty species of bacteria, Baker's Yeast and a nematode, which is a small worm-like organism. In an effort called the Human Genome Project, scientists funded by the government, as well as several foundations, have been systematically sequencing human DNA since the late 1980s. Industry experts anticipate that researchers will complete the sequencing of the entire human genome, as well as the genome of the plant Arabidopsis, by the end of the year 2000. Additionally, the government and private industry are funding researchers attempting to complete the sequencing of the entire genomes of several species of crops, such as rice, corn, tomato and soybean, as well as bacteria, protists and fungi. Researchers expect that the entire DNA sequences of these organisms will be determined in the near future.

     The gene sequence information that has been discovered to date provides a vast and diverse starting point for gene function research. However, in the absence of other information, a gene's sequence does not provide any clues to a gene's function. Without understanding function, researchers will have a limited ability to translate this gene sequence data into information necessary to develop new commercial products.

Determining Gene Function

     Historically, gene function determination has been a slow, labor intensive and formulaic process, pursuant to which an investigator typically would take the following steps:

   .  identify a gene;

   .  determine its sequence;

   . gather information on how the gene was expressed in an organism's tissues;

   .  determine the activity of the protein corresponding to the gene;

   .  isolate or create modifications in the gene; and

   .  investigate the impact of modifications on the organism.

Individual research laboratories in different locations have conducted most of this type of genetic research using variations on the same techniques to study different genes, one gene at a time. Researchers have only recently developed methods to study the function of many genes at one time and in one place, using one or more of the following techniques, each of which is explained in the corresponding paragraphs below:

   .  gene annotation and homology determination;

   .  gene expression profiling; and

   .  model organism functional genomics.

Gene Annotation and Homology Determination

     Researchers can use search and alignment algorithms to determine the degree to which a newly discovered gene sequence is similar, or homologous, to previously known sequences. Researchers can then examine any remarks, or annotations, written by other scientists about the characteristics, activity or function of the previously studied sequence, and draw inferences about the function of the new gene sequence based on its structural similarity, or homology, to the known gene sequence. It is possible to find similarities among gene sequences from different species, because researchers find many gene families in certain groups of organisms, and some are even found in all organisms.

     Although gene annotation and homology determination may provide insight into the function of a newly discovered gene, researchers can infer only information with limited value. First, even if researchers have studied a similar gene, very few of the studied genes have reliable annotation about function. Second, of the genes researchers have currently annotated for function, most annotations relate to fundamental processes, such as respiration, which address only a fraction of the potential commercial applications of functional genomics, which is the assignment of a function to a gene. Third, genes with similar sequences often have very different functions.

Gene Expression Profiling

     A gene expression profile provides a snapshot of genes that are expressed in specific tissues of specific organisms at specific points in time. This snapshot tells an investigator where, when and to what extent a particular gene is expressed in a cell, tissue or organism and what physiological pathways are active in the cell. Gene expression technology has progressed rapidly over the past few years. Currently, investigators use various profiling technologies such as gene chips to analyze the expression patterns of tens of thousands of genes at once.

     Although gene expression profiling may provide clues to a gene's function in a particular process or pathway, it does not provide sufficient information to conclusively determine a gene's function or its commercial value. A gene expression profile shows that a gene was expressed in a cell at the time a certain biological function occurred in the cell. However, the profile does not show whether the expression of the gene was causally related to the cellular activity, or how the gene interacted with other genes that were expressed at the same time. Also, the profile does not show the chemical and physical effects of changes in gene expression in an organism.

Model Organism Functional Genomics

     We believe the most reliable way to determine a gene's precise function is to study the effects of modified, or variant, forms of the gene on an organism. The biology and genetics of certain organisms, which we call model organisms, make them effective tools for investigating the function of genes of other organisms with commercial value, which we refer to as target organisms. Generally, model organisms must be similar enough to associated target organisms to allow meaningful comparisons. They must also be easier, faster and less costly to investigate. Model organisms may also serve as targets for gene discovery when there is commercial potential for the model organism itself. Researchers use model organisms to determine the function of a gene from a target organism by comparing the physical and chemical characteristics produced by normal and variant forms of a comparable gene from the model organism, and extrapolating the results to the target organism. We refer to this process as model organism functional genomics.

     Companies utilizing model organism functional genomics face several critical challenges. First, they must choose a model organism that is relevant to target organisms with commercial value. Second, they must choose model organisms with physical and chemical characteristics that make them efficient research tools. Third, they must collect large amounts of information about a small number of genes in a model in their normal and variant states. Fourth, they must have powerful informatics tools to manage and analyze collected data. However, even when these challenges are met, determination of gene function using model organisms typically occurs on a small scale, with individual investigators studying a small number of genes at a time.

Our Approach to Industrializing Gene Function Discovery: Our GeneFunction
Factory

     The existing approaches to determining gene function have produced limited results, as evidenced by the fact that the functions of most genes are still unknown. We believe that an inexpensive, rapid, large-scale approach to determining gene function is necessary to address this problem. We have responded to this need by developing our GeneFunction Factory to study gene function for numerous genes simultaneously in our selected organisms. We designed our GeneFunction Factory to be an integrated, rapid, reliable, industrial scale laboratory through which we can discover and modify genes, measure the consequences of the modifications and reliably determine the function of those genes. We believe that by determining gene function we will be able to develop novel products in our target markets. In effect, we are industrializing the discovery of gene function.


                                    [GRAPH]

                           Our GeneFunction Factory

                          Model and Target Organisms

                  (Arabidopisis, rice, six multi-cell fungi)

                              Industrial Process

                        Gene Expression
                          Profiling

   Gene Discovery
    and Variant      Metabolic Profiling    Data Management    Data Analysis
    Generation

                            Phenotype
                            Profiling

                     FunctionFinder Bioinformatics System


     Our GeneFunction Factory is organized as a series of steps. Each step consists of one or more work stations designed to perform complex tasks rapidly, efficiently, routinely and repetitively in an assembly-line manner. Organisms and genetic material pass from station to station to be studied for gene function. We can scale each step in the process to increase the number of genes that move through our GeneFunction Factory. Scalability, speed and our proprietary processes distinguish this method of gene function determination from other methods. Our GeneFunction Factory presently is capable of determining the function of approximately 50 genes per week, and we believe it will be capable of determining the function of up to 200 genes per week by the end of 2000.

     In the steps of our GeneFunction Factory, we first identify genes and produce organisms with modified forms of the genes, leading to an over- or under-expression of the encoded protein. We then measure thousands of physical and chemical characteristics of the variant organisms at different times of the organisms' life using gene expression, metabolic and phenotype profiling. Next, we organize and store the data associated with the measurements taken in the previous step. Finally, we analyze the data to elucidate function of the genes.

Our Model and Target Organisms

     We carefully select the organisms we study in our GeneFunction Factory. Some researchers use yeast and the bacterium Escherichia coli as general model organisms, and others use the mouse as a model for humans. Yeast and bacteria are efficient model organisms, but are such simple organisms that extrapolating information about gene function to more complex target organisms is often not meaningful. Mice are more useful for annotating genes of higher organisms, but have long life cycles and are expensive to maintain and study. We conduct our research directly in target organisms when feasible, but when a model organism is needed, we have chosen, and will likely continue to choose, those organisms that are comparable to the target organism, are economical and efficient to maintain and study, have short life cycles and whose genes are easy to modify. The first eight organisms we have decided to study are a mustard plant known as Arabidopsis, rice and six fungi.

     Arabidopsis is a useful model organism because it is related to soybeans, cotton, vegetables and oil seed crops. It is an efficient model organism because it has a short life cycle of seven weeks and a small genome. Rice is an important target and model organism because it is one of the world's most important grains, and it is closely related to corn, wheat, barley, sugarcane, oats and rye. We are currently studying three fungi that cause diseases in cereals, rice and broadleaf plants. We intend to study three additional fungi that have commercial value for fermentation, human fungal disease and natural product discovery. We believe we can use our GeneFunction Factory to study the function of essentially every gene in these organisms.

Gene Discovery and Variant Generation

     One constraint in gene function discovery has been the time consuming nature of constructing gene variants. In gene discovery, researchers construct libraries of DNA fragments for an organism. The researchers sequence and alter the DNA fragments to produce a gene variant. In plants, we produce two types of variants: knock-out variants, in which we have modified the selected gene to under-produce its encoded protein, and over-expression variants, in which we have modified the selected gene to over-produce its protein. In fungi, we use proprietary technology to activate or inactivate genes using specialized DNA fragments that we can insert into genes to modify the gene. We then introduce the modified gene into the fungal nucleus where it efficiently and precisely replaces the normal gene. Using these proprietary technologies, we have modified hundreds of plant genes and thousands of fungal genes.

Variant Analysis

     Traditionally, the process of understanding the often-subtle difference between a variant and normal organism has required years of experimentation. We have solved this problem by rapidly and accurately collecting large volumes of data for many different gene modifications with our automated workstations, sample tracking and data collection software that constitute our GeneFunction Factory. The three types of data that we collect for each variant are gene expression profiles, metabolic profiles and phenotype profiles.

     Gene Expression Profiling. Gene expression profiling provides a snapshot of the genes expressed in an organism at a given time. By comparing gene expression profiles of a variant organism to a normal organism, we gather information about the function of the modified gene as well as the effect of that gene on the expression of other normal genes. By determining how a modified gene affects normal genes, we gain insight into biochemical pathways of an organism.

     Metabolic Profiling. Metabolic profiling provides a snapshot of the chemicals in an organism's cell, including vitamins, minerals and other biochemicals, at a given time. We are collaborating to develop a proprietary method for extracting chemicals from an organism, which has traditionally been the most time-consuming step in the metabolic profiling process. We detect and measure these extracted chemicals using combinations of mass spectroscopy, which separates molecules by electrical charge and size, and chromatography, which separates molecules by size and chemical properties.

     Phenotype Profiling. Phenotype profiling is the measurement of physical and chemical characteristics of an organism at one or more times during its life cycle. Characteristics of our target and model organisms that we measure include flowering time, plant height, plant weight, seed set, seed shape, leaf shape, color reflectance, root density, nutrient utilization and appearance. Different measurements, when taken at specified times, produce a phenotype profile for a variant that we can compare to a phenotype profile for a normal organism to help understand the function of the modified gene. We have developed a proprietary method for obtaining a phenotype profile for an organism that is an important part of our variant analysis.

Our FunctionFinder Bioinformatics System

     Data Management. Laboratory researchers typically track and collect data using notebooks, which makes it difficult to organize, store and access the volumes of data generated. We are addressing the issue of data management by developing a proprietary Laboratory Information Management System, or LIMS, utilizing barcodes and other automated data collection devices to track samples and store data. We have also developed technology to improve the organization, formatting and storage of data collected from our variant analyses. Our LIMS system allows us to record and manage the thousands of daily measurements produced by our GeneFunction Factory.

     Data Analysis. The challenge with the vast amounts of data that have been collected and stored for so many genes is being able to retrieve and make sense of relevant information to determine the function of genes. To meet this challenge, we have developed our FunctionFinder bioinformatics system, which incorporates information obtained from our variant analyses and from public sources. FunctionFinder includes tools for storing, retrieving, analyzing and mining data to create knowledge about genes. The FunctionFinder bioinformatics system contains proprietary software that we have developed.

Market Opportunities

     By determining the function of genes in Arabidopsis, rice and six filamentous fungi, we believe that we and our strategic partners will be able to develop novel products in four major sectors of the global economy. We have focused our initial efforts on generating gene function information that can be used to develop crop and nutrition products. In the future, we intend to use our GeneFunction Factory to discover gene function information on an industrial scale that we and our strategic partners can use to develop human health and industrial products. Our target sectors and markets are:


  Crop
  Production    Nutrition    Human Health    Industrial Products
  ----------    ---------    ------------    -------------------
  Herbicides    Additives    Anti-Fungals    Fermentation
  Fungicides    Botanicals   Nutraceuticals  Fiber
  Fertilizers   Foods        Pharmaceuticals Industrial Enzymes
  Seeds         Health Foods Vaccines        Specialty Chemicals
  Crop Outputs


     Our near-term strategy in these sectors is to establish strategic alliances with leading companies in order to develop commercial products. To date, we have entered into strategic alliances with Bayer to develop novel herbicides and with Monsanto to develop crop outputs and nutritional and human health products.

Crop Production

     The crop production sector consists of crop inputs and crop outputs. Herbicides, fungicides, fertilizers and seeds are examples of crop inputs. Harvested grain, vegetables and fiber are examples of crop outputs. We intend to utilize the information derived from our GeneFunction Factory to develop commercial products, independently or with strategic partners, in the following areas:

 Crop Inputs

     Herbicides. Herbicides are chemicals that kill weeds that cause substantial crop loss. The herbicide market is a mature market in which innovative products have historically been introduced only about once per decade. In 1998, global sales of herbicides were approximately $15 billion, with Roundup(R) being the leading product. While there are many herbicides on the market today, there is still a need for new types of products. For example, there is a need for a herbicide that can be applied at the same time seeds are planted, remains active in the field for several weeks, is environmentally friendly and kills a broad spectrum of weeds quickly.

     Conventionally, researchers have discovered new herbicide products by spraying various chemicals on weeds in the hope of finding a chemical that kills weeds without killing crops. Once a promising chemical is discovered, researchers use labor-intensive genetics, physiology and biochemistry techniques to determine the protein in the weed that the chemical affects. This conventional approach is expensive and slow and has a low success rate. Typically, researchers must screen 80,000 chemicals to find a commercial product.

     We believe our GeneFunction Factory may provide new herbicide targets for chemical screening faster and more economically than the conventional method. As part of our collaboration with Bayer, we use our GeneFunction Factory to identify Arabidopsis genes that may be promising targets for new herbicides. We then produce the proteins encoded by these promising genes in quantities that are sufficient for large-scale high-throughput, or high volume, chemical screening for herbicides. Finally, our assay group produces assays, or test kits, containing those proteins that can be used to screen for new herbicides. By narrowly focusing our discovery efforts on finding chemicals that disable specific genes within weeds, we believe that, together with our strategic partners, we may be able to discover environmentally friendly herbicides more efficiently than our competition.

     Fungicides. Fungal plant diseases impose greater costs upon food growers than any other plant disease. Chemicals used to control these diseases are called fungicides. The global market for fungicides, such as Tilt(R) and Ridomil PC(R), was approximately $6 billion in 1998. There is a need for better and safer fungicides, particularly those that treat currently untreatable fungal diseases or fungal strains that become resistant to existing fungicides.

     As with herbicides, researchers conventionally have discovered fungicides by spraying various chemicals on crops in the hope of finding a chemical that inhibits fungal infections on crops without killing the crops themselves. Until recently, researchers had not used an approach based upon the determination of gene function for fungicide discovery. We believe our GeneFunction Factory will provide potential new fungicide targets for screening chemicals faster and more economically than the conventional method. We are currently examining three filamentous fungi, including Magnaporthe grisea, a rice pathogen, and Mycosphaerella graminicola, a wheat pathogen. We plan to identify genes in these fungi that are essential for the survival of the fungi, but not the crop. We believe that these genes will provide promising targets for chemical screening using assays that we or our strategic partners produce.

     Fertilizers. Fertilizers are products that are applied to the soil to provide crops with the nutrients needed to produce high yields. The primary ingredients of most fertilizers are nitrogen, potassium and phosphorus. The global market for fertilizers in 1998 was about $50 billion. In general, current product discovery efforts for fertilizers are focused on blending or reformulating known fertilizer compounds and reducing production costs. Plants are limited in their ability to utilize fertilizers. Excess fertilizer enters the environment either as run-off or ground water seepage, both of which are major environmental concerns. We believe that products that enhance fertilizer utilization will dramatically improve the economics and lessen environmental concerns of crop production because growers will be able to use less fertilizer to produce the same yields. We believe that our GeneFunction Factory may allow us to identify genes in crops that improve their ability to utilize fertilizer.

     Seeds. Typical commercial seeds include hybrid corn seeds, registered wheat seeds and vegetable seeds. The global market for commercial seeds in 1998 was over $15 billion. Currently, there is a need for new commercial seeds that can increase crop yields and improve the quality of foods and fibers. One commercial seed that has successfully increased crop yield while reducing the use of pesticides is the Bollgard(TM) cottonseed. Its developers inserted a microbial gene into cottonseed that encodes a protein that kills the cotton budworm, a significant pest of cotton. The resulting seed produces a high yield of cotton while avoiding both the cost and negative environmental impact of budworm pesticide.

     Historically, time-consuming plant breeding techniques have dominated research in the seed industry. Recently, the seed industry has invested heavily in the genetic modification of crops, which has resulted in a number of commercialized products and products in development. The seed industry now has the technology to efficiently insert genes into seeds, and products such as the Bollgard cottonseed have demonstrated the commercial viability of this technology. We believe that there is a market need for a technology that can rapidly generate information about the function of a large number of genes and identify those genes that code for commercially valuable crop traits that the seed industry could then breed or insert into crops. Examples of valuable crop traits are disease resistance, vitamin content and resistance to herbicides and fungicides.

 Crop Outputs

     The output side of crop production consists of harvested crops. The global value of harvested crops in 1998 was approximately $700 billion with additional value created through crop processing. While there are more than 170 crops grown worldwide, only a few key crops, such as corn, soybean, rice, wheat, potatoes and tomatoes, account for most of the value. Two major market opportunities involve improving processing and product attributes. An example of a processing improvement is a reduction in the soluble fiber present in wheat. Pasta made from this type of wheat would be faster drying than ordinary pasta and therefore companies could produce and package pasta at a reduced cost. An example of an improved product attribute is an increased amount of oil in each ton of processed canola. We believe that our GeneFunction Factory may allow us to quickly and efficiently identify novel genes that control processing and product attributes.

Nutrition

     We believe that advances in functional genomics will make it possible for companies to enhance the nutritional content of foods and develop foods that can reduce the risk of disease in consumers. The nutrition market includes additives, botanicals, foods and health foods. Product examples include cholesterol-reducing margarines and nutritionally enhanced breakfast cereals. It has been estimated that the size of the market for enhanced nutrition foods will reach $15 billion in 2000 and $500 billion by 2010. Some of these foods will result from genetic variants, while companies will produce others through methods that do not involve genetic variants. For example, functional genomics can identify which plants have certain nutritional qualities and researchers can isolate these qualities and add them to foods. Because many foods and additives come from plants and microbes, we believe that we and our strategic partners can use our GeneFunction Factory to develop food products with improved nutritional content.

     Food production companies are exploring ways to create foods with pharmaceutical benefits. For example, in January 2000, DuPont's Protein Technologies International and General Mills, Inc. announced plans to collaborate in developing and marketing functional foods containing proprietary soy technology consistent with the FDA approved health claim that there is an association between consumption of soy protein and the reduced risk of coronary heart disease. According to General Mills, sales for soy foods are expected to top $2.5 billion in 2000 and grow at a 15% to 20% compound annual rate over the next five years.

     We believe that our GeneFunction Factory may, in the future, generate gene function information that companies could use to develop food products that contain:

   .  elevated levels of vitamins and essential amino acids in foods;

   . novel proteins useful in the prevention or treatment of medical conditions;

   . elevated levels of compounds that are present in plants and reduce serum cholesterol levels; and

   .  reduced levels of saturated fats.

Human Health

     We are focusing our efforts in the human health sector on the discovery of novel anti-fungal targets for drug discovery and the use of our model organisms and our FunctionFinder bioinformatics system to understand the genetic basis of human disease. There is a need for novel anti-fungals to treat immune-compromised individuals coping with AIDS, recovering from transplant surgery or undergoing cancer therapy.

     We believe that the model organisms that we are studying may be useful in discovering novel gene targets for the prevention and treatment of human disease. By using the sequence and function information of each gene in our model organisms and identifying the similarity of these known genes to human genes using our FunctionFinder bioinformatics system, we may provide a powerful tool for human drug discovery.

Industrial Products

     Within the industrial products sector, we are targeting the markets for industrial enzymes, fermentation, fiber and specialty chemicals. Proteases for laundry detergent, paper and plastic are examples of products from such markets. These industries are capital intensive, and research has focused on improving current products. There is a need for industrial products that are novel, effective, inexpensive and environmentally friendly. To fill this need, major companies in each of these industries have recently made significant investments in biotechnology. For example, companies are developing a new plastic made from natural plant chemicals that researchers expect to be as versatile and strong as some common synthetic plastics, yet less expensive and more biodegradable.

     Since many industrial products are derived from biological sources, we believe that by understanding how gene function dictates product characteristics, we may be able to develop information that will significantly reduce production costs as well as lead to the creation of novel products. We believe that the use of our GeneFunction Factory may lead to the discovery of gene function information useful for the development of various industrial products, including:

   . improved or novel fermentation products, such as enzymes and specialty chemicals;

   .  improved fiber products such as wood, plastics, cotton and linen; and

   .  improved industrial processes such as wastewater treatment.

Our Strategy

     Our goal is to be the leading provider of gene function information to accelerate the commercialization of improved applications in crop production, nutrition, human health and industrial products. The key elements of our strategy are to:

Determine the Function of Genes in Our Target and Model Organisms.

     Using our GeneFunction Factory, we intend to determine the function of essentially every gene in each of our target and model organisms and incorporate this data into our FunctionFinder bioinformatics system. We intend to establish our FunctionFinder bioinformatics system as the definitive source of gene function information for these target and model organisms, as well as other target organisms related to our model organisms.

Continue to Develop Our GeneFunction Factory.

     In order to expand our capability in the industrialization of gene function determination, we will continue to develop our GeneFunction Factory. In addition to internal efforts to further streamline our industrialization process, we plan to license and acquire technologies that complement our core capabilities. We intend to utilize our partners' expertise and information to expand our FunctionFinder bioinformatics system and improve the capabilities of our GeneFunction Factory. In addition to expanding our technology, we plan to expand our facilities, equipment and personnel in order to increase productivity.

Develop Products Both with Strategic Partners and Internally.

     We intend to establish additional strategic alliances with leading companies in the crop production, nutrition, human health and industrial products industries. We seek to receive short-term financial support to advance our internal discovery and development efforts, as well as generate long-term revenues from milestone and royalty payments on any commercialized products. We also intend to develop products independently when opportunities arise.

Focus Our Development Efforts on Large Market Opportunities.

     We intend to utilize our GeneFunction Factory to develop products in the crop production, nutrition, human health and industrial products sectors. We believe there are substantial opportunities in these sectors for novel products that we and any of our future strategic partners can efficiently develop with information from our GeneFunction Factory. We intend to focus our development efforts on large opportunities within these sectors.

Pursue Intellectual Property Protection for Our GeneFunction Factory and Gene Function Information.

     We intend to continue to aggressively pursue patents for our discovery methods, our research platform and aspects of our bioinformatics system. Additionally, we intend to aggressively pursue patents on discoveries of novel genes and gene functions. As of May 2, 2000, we have rights to 33 U.S. patent applications and 1 international patent application, relating to our technologies and genes. We intend to protect and build on our existing patent portfolio and also rely on trade secrets to protect our proprietary technologies. Where necessary, we will seek licenses to implement aspects of our research platform subject to ownership rights of others.

Strategic Alliances

     As part of our business strategy, we have established strategic alliances with pharmaceutical and agricultural companies in the fields of herbicide development, crop production and nutrition. To date, we have entered into significant strategic alliances with Bayer and Monsanto.

Bayer

     In September 1998, we entered into a collaboration research agreement with Bayer for the development of new chemical herbicides. Under the terms of the agreement, we have agreed to use our GeneFunction Factory to identify Arabidopsis genes that may be targets for herbicide discovery. We will provide exclusively to Bayer assays based on these targets for use in high throughput screening for herbicides, as well as access to customized Arabidopsis-based releases of FunctionFinder for use in herbicide discovery. The collaboration has an initial term of three years, ending in September 2001, unless Bayer terminates it at an earlier date because we do not achieve specific milestones, and Bayer has the option to extend it for two additional years. The agreement provides that we are entitled to committed research funds, additional fees based on the number of assays we deliver and our success in delivering customized releases of FunctionFinder, and milestone and royalty payments for any products that might emerge from the collaboration. Under the terms of the agreement, Bayer is obligated to pay us approximately $14.7 million in committed funding and as much as an additional $25 million in performance fees, milestone payments and payments made in connection with the exercise of options to extend the agreement. To date, we have received approximately $9.2 million of this funding from Bayer pursuant to the agreement. We will also earn sales royalties and product milestones in the event that our strategic alliance with Bayer yields commercial products.

     We have achieved three milestones in our collaboration research agreement with Bayer. These milestones include the delivery of the first two assays for high throughput screening and the delivery of the first release of a customized FunctionFinder bioinformatics system for discovery of novel herbicide targets.

Monsanto

     In November 1999, we entered into a collaboration agreement with Monsanto to provide certain Arabidopsis-based gene function data for the development of crop inputs and outputs. Under the terms of this agreement, Monsanto is to provide us with thousands of genes from Arabidopsis and other organisms. We are to perform a functional analysis of such genes for Monsanto using our GeneFunction Factory. Monsanto will either own or have exclusive licenses to certain patents that result from this project. The collaboration has an initial term of six years, ending in November 2005, unless Monsanto terminates it at an earlier date because we do not achieve specific milestones, and Monsanto has the option to extend it for up to two years and nine months. Monsanto may expand the collaboration either by increasing the number of genes that we are to analyze in Arabidopsis or by requiring us to analyze gene function in a second model, or both, for additional research and possible milestone payments. The agreement provides that we are entitled to committed research funds, additional fees based on the number of genes analyzed and royalty payments for any products that might emerge from the collaboration. Under the terms of the agreement, Monsanto is obligated to pay us approximately $41.5 million in committed funding and as much as an additional $107.5 million in performance fees, milestone payments and payments made in connection with the exercise of options to extend the agreement. To date, we have received approximately $10.7 million of this funding from Monsanto pursuant to the agreement. We will also earn sales royalties and product milestones in the event that our strategic alliance with Monsanto yields commercial products.

LION bioscience

     We have entered into a binding letter of intent with LION bioscience to negotiate an agreement for the co-development and co-marketing of bioinformatics software products for analyzing gene function. The companies initially intend to focus on the development of metabolic profiling informatics tools, and later develop improved phenotype profiling tools. We may not successfully negotiate a definitive agreement with LION bioscience.

Research and Development

     Our research and development efforts are directed towards the development of our GeneFunction Factory, including our FunctionFinder bioinformatics system and research activities in connection with our strategic alliances and our government grant. We spent approximately $72,000 in 1997, approximately $3.6 million in 1998 and approximately $7.5 million in 1999 on our research and development efforts.

Competition

     We face competition from functional genomics companies, including Exelixis, Inc., CuraGen Corporation, Rosetta Inpharmatics, Inc. and Large Scale Biology Corporation (formerly known as Biosource Technologies, Inc.). We expect competition to intensify in genomics research as technology advances are made and become widely known. Genomic technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on maintaining a competitive position in the genomics field, and particularly in the functional genomics field. We or others may make rapid technological development which may result in products or technologies becoming obsolete or noncompetitive before we recover the expenses we incur in connection with our development. Products that we or our strategic partners offer could be made obsolete by less expensive or more effective crop production, nutrition enhancement, human health and industrial application product development technologies, including technologies that may be unrelated to genomics. We may not be able to make the enhancements to our technology necessary to compete successfully with newly emerging technologies.

     Any products that we may develop alone or in collaboration with others will compete in highly competitive markets. In the specific markets in which we apply or intend to apply our FunctionFinder bioinformatics system, we face competition from plant genomics, pharmaceutical, agrochemical and biotechnology companies. Many of our existing and potential competitors have substantially greater financial resources, research and development staffs, facilities, manufacturing and marketing experience, distribution channels and human resources than we do. Many of these competitors have achieved substantial market penetration in the crop enhancement, nutrition, human health and industrial product sectors. We have entered into strategic alliances with Bayer and Monsanto in the crop production and nutrition sectors, but have not yet entered into any strategic alliances or commenced development work in the human health and industrial products sectors. Moreover, our competitors may obtain patent protection or other intellectual property rights that could limit our rights or our strategic partners' ability to use our technologies or commercialize products in the crop production, nutrition, human health and industrial products sectors.

     Our ability to compete in the human health sector and the industrial products sector may be limited by our exclusive use of plant and fungal model organisms. We believe that our ability to compete in the human health sector will depend on the degree to which information we develop on plant and fungal gene and pathway function is useful in developing information about how similar human genes and pathways code for human pathology. Although our models have several advantages, competing companies that use model organisms with greater similarities to human genes, such as mice, as well as companies that do direct studies of human populations, may have a substantial advantage in developing products for humans. Similarly, we believe that as it relates to industrial products, our FunctionFinder bioinformatics system will only be useful in the development of products that are plant or fungal based, such as enzymes and alcohols.

Government Regulation

Regulation of Development and Commercialization of Agricultural Products

     Federal, state, local and foreign government regulations and regulatory agencies will govern our efforts, alone or together with our strategic partners, to develop and commercialize genetically enhanced nutrition and crop products. These regulations and agencies may prevent us and our strategic partners from developing and marketing nutrition and crop product candidates in a timely manner or under technically or commercially feasible conditions, and may impose expenses, delays and other impediments to our efforts to develop such product candidates.

     The FDA has adopted the policy that it will apply the same regulatory standards to genetically modified foods that it applies to foods developed through traditional plant breeding. This means that a food or food ingredient developed by genetic modification must meet the same rigorous safety standards under the Federal Food, Drug, and Cosmetic Act as other food products. Under this policy, the FDA will ordinarily only require premarket review of genetically modified foods if they raise significant safety concerns, such as elevated levels of toxicants or the presence of allergens, or if the FDA deems them to contain a food additive. The FDA requires premarket approval as food additives for products from introduced genes only if the product differs substantially in structure and function from similar naturally occurring substances. Also, the FDA does not currently require that genetically modified products be labeled as such, as long as they are as safe and have the same nutritional characteristics as conventional products. The FDA is considering the adoption of a Premarket Notification procedure, pursuant to which our strategic partners and we would have to inform the FDA when we intend to commercialize a genetically modified food product and that our internal safety procedure is complete.

     The USDA prohibits genetically modified plants from being grown and transported except pursuant to an exemption or under special controls. In general, companies apply for an exemption to facilitate product development because the special controls are burdensome. However, we can not guarantee that the products we develop will qualify for such an exemption.

     Regulatory policies for genetically modified nutrition and crop products vary widely, are currently the subject of intense political controversy, and may change substantially in the near future. Accordingly, labeling, premarket notification or other restrictions in foreign countries where we and our strategic partners may want to develop and/or market genetically modified product candidates may impose additional expenses and delays on such product candidates or may make commercialization in such countries impracticable.

     Our future nutrition and crop product candidates may also be subject to other regulations and regulatory agencies, such as the Occupational Safety and Health Act, the Toxic Substances Control Act, the National Environmental Policy Act, other federal water, air and environmental quality statutes, import/export control legislation and other laws. Any product candidates relating to pesticides will be subject to the jurisdiction of the Environmental Production Agency.

Regulation of Drug Development and Commercialization

     Prior to the marketing of any new drug developed by us or our strategic partners, that new drug must undergo an extensive regulatory review process in the United States and other countries. This regulatory process, which includes preclinical studies and clinical trials, and may include post-marketing surveillance of any compound to establish its safety and efficacy, can take many years and require the expenditure of substantial resources. Data obtained from preclinical studies and clinical trials are subject to varying interpretations that could delay, limit or prevent marketing. We and our strategic partners may also encounter delays or rejections based on changes in government agency policies for drug review. Delays in obtaining marketing clearance could delay the commercialization of any drugs or diagnostic products developed by us or our strategic partners, impose costly procedures on our strategic partners' activities, diminish any competitive advantages that our strategic partners may attain and lessen our potential royalties.

     Even if regulatory clearance is obtained, a marketed product and its manufacturer are subject to continuing review. Discovery of previously unknown problems with a product may result in withdrawal of the product from the market, which could reduce our revenue sources and hurt our financial results.

     No agency has approved any product resulting from the use of our FunctionFinder bioinformatics system for commercialization in the United States or elsewhere. In addition, we and our strategic partners have not submitted any investigational new drug applications for any such product candidate. We cannot be certain if or when we or our strategic partners will submit an application for regulatory review, or whether we or our strategic partners will be able to obtain marketing approval for any products on a timely basis, if at all. If we and our strategic partners fail to obtain required governmental approvals, it will prevent us from marketing drugs or diagnostic products. The occurrence of any of these events may cause our business, financial condition and results of operations to suffer.

Environmental Regulation

     Our research and development activities involve the controlled use of hazardous materials and chemicals. We are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be eliminated. In the event of an accident, we could be held liable for any damages that result, and any liability could exceed our resources.

Intellectual Property

     We seek U.S. and foreign patent protection for major components of our GeneFunction Factory. We also rely on trade secret protection for certain of our confidential and proprietary information, and we use license agreements both to access external technologies and assets and to convey certain intellectual property rights to others. Our commercial success will be dependent in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property portfolio. As of May 2, 2000, we had filed 33 U.S. patent applications and 1 international patent application, which are subject to rights that we have granted to various collaborators and development partners. We have filed 17 trademark applications in the United States and have received allowances on six of them.

     The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:

   .  our pending patent applications may not result in issued patents;

   . the claims of any issued patents may not provide meaningful protection;

   . we may be unsuccessful in developing additional proprietary technologies that are patentable;

   . our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

   .  others may have patents that relate to our technology or business.

     In addition, patent law relating to the scope of claims in the technology field in which we operate is still evolving. The extent of future patent protection is uncertain. In particular, we are aware of several groups that are attempting to identify and patent gene fragments and full-length genes, both characterized and uncharacterized. There is substantial uncertainty regarding the possible patent protection for gene fragments or genes without known function or correlation with specific functions. Furthermore, others may independently develop similar or alternative technologies, duplicate any of our technologies, and if patents are licensed or issued to us, design around the patented technologies licensed to or developed by us. In addition, we could incur substantial costs in litigation if we are required to defend ourselves in patent suits brought by third parties or if we initiate such suits.

     We are aware of a number of U.S. patents and patent applications and related foreign patents and patent applications owned by third parties relating to gene sequences and the analysis of gene function. These other technologies may provide third parties with competitive advantages over us and may hurt our business. In addition, some third party patent applications contain broad claims, and it is not possible to determine whether or not applicants will narrow such claims during prosecution or whether patent offices will allow and issue patents on such claims, even if such claims appear to cover prior art or have other defects. An owner or licensee of a patent in the field may threaten or file an infringement action and we may or may not prevail in any such action. The cost of defending an infringement action may be substantial, which could significantly increase our expenses and increase our losses. Furthermore, other patent holders may not grant us required licenses on commercially viable terms, if at all. Failure to obtain any required license could prevent us from utilizing or commercializing one or more of our technologies or gene-related products.

     We have applied, and intend to make additional applications, for patent protection for:

   . methods relating to gene sequencing, phenotype analysis, gene expression profiling, metabolic profiling and other methods for determination of gene function;

   .  bioinformatic technologies;

   .  function specific patterns of gene expression we identify; and

   .  individual genes and targets we discover.

Such patents may include claims relating to novel genes and gene fragments and to novel uses for known genes or gene fragments identified through our discovery programs. We may not be able to obtain meaningful patent protection for our discoveries; even if patents are issued, the scope of the coverage or protection they would afford is uncertain. Failure to secure such meaningful patent protection would endanger our competitive position.

     With respect to proprietary know-how that is not patentable and for processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests, including several elements of our FunctionFinder bioinformatics system. In addition, we are developing a proprietary index of plant and fungal gene and gene fragment sequences which we update on an ongoing basis. We will apply for patents on some of this data, whereas we will maintain other data as proprietary trade secret information. We have taken security measures to protect our proprietary know-how and technologies and confidential data and continue to explore further methods of protection. While we require all employees, consultants and strategic partners to enter into confidentiality agreements, we cannot be certain that others will not disclose proprietary information, or will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can meaningfully protect our trade secrets. In the case of arrangements with our strategic partners that require the sharing of data, our policy is to make available to our strategic partners only such data as is relevant to our agreements with such strategic partners, under controlled circumstances, and only during the contractual term of those agreements, and subject to a duty of confidentiality on the part of our customer. However, such measures may not adequately protect our data. Any material leak of confidential data into the public domain or to third parties may harm our business.

     We are a party to various license agreements that give us rights to use technologies and biological materials in our research and development processes. We may not be able to maintain such rights on commercially reasonable terms, if at all. Failure by us to maintain such rights could harm our business.

Employees

     As of May 2, 2000, we had 136 full-time employees, of whom 36 hold Ph.D. degrees. Of our total workforce, 99 are engaged in research and development activities and 37 are engaged in business development, finance and administration. None of our employees is represented by a collective bargaining agreement. We believe that our relations with our employees are good.

Facilities

     We currently lease an aggregate of approximately 48,000 square feet of single-story office and laboratory facilities in Research Triangle Park, North Carolina. The first building lease, for approximately 28,000 square feet on Alexander Drive in Research Triangle Park, expires on May 31, 2000 but then is automatically renewable on a month-to-month basis. The second building lease, for approximately 20,000 square feet on S. Miami Boulevard in Durham, expires August 31, 2002. We have the option to renew both leases.

     In July 1999, we entered into an agreement with a real estate investment trust to develop and finance long-term laboratory and office facilities for us on 11 acres adjacent to our current facilities in Research Triangle Park. Under the terms of the agreement, the real estate investment trust has agreed to develop a two-story laboratory and office complex covering approximately 54,000 square feet and a single-story plant facility incorporating growth rooms and greenhouse space covering approximately 32,000 square feet. Both facilities are scheduled to be completed by the end of 2000. We also have an option to require the real estate investment trust to develop and finance an additional two-story laboratory and office facility covering approximately 50,000 square feet on the same site.

Legal Proceedings

     We are not a party to any material legal proceedings.

                                   MANAGEMENT

Executive Officers and Directors

     The following table sets forth certain information regarding our executive officers and directors as of May 2, 2000.

Name                        Age Position
----                        --- --------
John A. Ryals, Ph.D. .....   46 Chief Executive Officer, President and Director
Henry P. Nowak, Esq. .....   44 Vice President of Intellectual Property,
                                 General Counsel and Secretary
Richard E. Kouri, Ph.D. ..   56 Vice President of Business Development
Ian A.W. Howes............   41 Vice President of Finance and Operations,
                                 Chief Financial Officer and Treasurer
Athanasios Maroglou,
 Ph.D. ...................   42 Vice President of Project Management
Scott J. Uknes, Ph.D. ....   39 Vice President of Business Strategy
John Hamer, Ph.D. ........   42 Vice President of Research
Craig Liddell, Ph.D. .....   41 Vice President of Informatics
James D. Bucci............   55 Vice President of Human Resources
G. Steven Burrill (1).....   55 Director and Chairman of the Board
Dennis Dougherty (1)......   52 Director
Robert Goodman, Ph.D.
 (2)......................   54 Director
Terrance McGuire (2)......   44 Director
Michael Summers (2).......   58 Director
Henri Zinsli, Ph.D. (1)...   59 Director

------------------
(1)  Member of the Compensation Committee.
(2)  Member of the Audit Committee.

     John A. Ryals, Ph.D. co-founded our company in September 1997 and has served as our Chief Executive Officer and President since inception. From October 1996 to September 1997, Dr. Ryals was Vice President of Research for Novartis Crop Protection, Inc. and Head of the Biotechnology and Genomics Center of Novartis in Research Triangle Park, North Carolina, where he was responsible for worldwide biotechnology and genomics research and target-based discovery. Dr. Ryals has 15 years of experience in agricultural biotechnology working in various positions at the Agricultural Biotechnology Research Unit of Ciba-Geigy Corporation, including Head of Agricultural Biotechnology Research and Vice-President of Biotechnology at Ciba Seeds, a position which he held from 1993 to 1996. Dr. Ryals received his Ph.D. in Molecular Biology from the University of Texas at Dallas in 1982 and is an Adjunct Professor at North Carolina State University.

     Henry P. Nowak, Esq. has been our Vice President of Intellectual Property, General Counsel and Secretary since May 1998. From March 1995 to April 1998, Mr. Nowak served as the legal and patent counsel at Novartis Pharmaceuticals and Systemix. Previously, he served as legal and patent counsel for Somatogen, Amgen, Ciba-Geigy Agriculture and Schering-Plough. He is a member of three state bars and the Federal Patent Bar. Mr. Nowak received his joint J.D./M.B.A. degree from Florida State University in 1986 and a M.S. in Biochemistry from Utah State University in 1981.

     Richard E. Kouri, Ph.D. has served as our Vice President of Business Development since June 1999. From January 1997 to January 1999, he was Senior Vice President of Research at VIMRX Pharmaceuticals, Inc. and President and Chief Executive Officer of VIMRX Genomics, Inc., a subsidiary of VIMRX Pharmaceuticals, Inc. From June 1994 to January 1997, he was Chief Operating Officer, Chief Technical Officer and Senior Vice President at Gene Logic, Inc. Dr. Kouri received the Ph.D. degree in Radiation Biology from the University of Tennessee and was a post-doctoral fellow at the Roche Institute of Molecular Biology.

     Ian A. W. Howes has served as our Vice President of Finance and Operations and Chief Financial Officer since January 1999. From February 1997 to December 1998, Mr. Howes was Chief Financial Officer at Analytika, Inc., a provider of pharmaceutical data mining software and services. From October 1995 to January 1997, he was Chief Financial Officer at American Care Communities. From May 1991 to August 1995, Mr. Howes was Chief Financial Officer at EnSys, Inc., a publicly traded biotechnology company. Mr. Howes received his M.B.A. from the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill in 1997 and is a Chartered Accountant in England and Wales.

     Athanasios Maroglou, Ph.D. has served as our Vice President of Project Management since October 1999. From 1985 to 1999, Dr. Maroglou was Research and Development Manager at E. I. DuPont De Nemours & Company. As Research and Development Manager, he was responsible for discovery and commercialization of new herbicides and for product support and renewal. In his 14 years at DuPont, Dr. Maroglou also served as Process Development Manager, Operations Supply Chain Manager and Manufacturing Area Manager. He received his Ph.D. in Chemical Engineering at the University of Birmingham, England.

     Scott J. Uknes, Ph.D. co-founded our company in September 1997 and has served as our Vice President of Business Strategy since March 1999. From inception to March 1999, he served as our Vice President of Fungal Research. From 1990 to September 1997, Dr. Uknes held various positions at Ciba-Geigy Corporation, including Research Director for the Seeds Disease Control projects, where he led a research program aimed at meeting the market need for disease resistant crops. Dr. Uknes is an adjunct professor at North Carolina State University and serves on the Scientific Advisory Board of Biolex, Inc. Dr. Uknes received his Ph.D. in Plant Molecular Biology from Washington University, St. Louis, Missouri, in 1990.

     John Hamer, Ph.D. has served as our Vice President of Research since February 2000. From March 1999 to February 2000, Dr. Hamer served as our Director of Microbial Research. From September 1998 to March 1999, he served as our Director of Fungal Biology. From September 1989 to September 1998, Dr. Hamer served as Professor of Biological Sciences and Adjunct Professor of Microbiology and Immunology at Purdue University. While at Purdue, Dr. Hamer was awarded the David and Lucille Packard Fellowship and the National Science Foundation Presidential Faculty Fellowship. He is currently editor-in-chief of the academic press journal Fungal Genetics and Biology and currently serves on the NSF-Microbial Genetics Study Panel. Dr. Hamer received his Ph.D. in Microbiology from the University of California, Davis in 1987.

     Craig Liddell, Ph.D. has served as our Vice President of Informatics since February 2000. Since July 1998 through February 2000, Dr. Liddell served as our Director of Informatics. Dr. Liddell has been an Adjunct Professor of Plant Pathology and since 1991 he has been a Principal Investigator at the Computing Research Laboratory at New Mexico State University. From July 1996 to July 1998, Dr. Liddell was an Associate Professor of Plant Pathology and from 1989 to July 1996, Dr. Liddell was an Assistant Professor of Plant Pathology at New Mexico State University. Dr. Liddell was a Postdoctoral Research Scientist in the Departments of Plant Pathology at the University of California, Davis and the University of Wisconsin - Madison. He is the senior editor of the journal Phytopathology. Dr. Liddell received his Ph.D. in Plant Pathology from the University of Sydney, Australia in 1986.

     James Bucci has served as our Vice President of Human Resources since February 2000. From November 1997 to February 2000, Mr. Bucci was Senior Vice President of Human Resources for Suburban Hospital Healthcare Systems in Bethesda, Maryland, a not-for-profit integrated healthcare provider. From April 1993 to October 1997, he served as Group Vice President of Human Resources at First Citizens Bank in Raleigh, North Carolina, a closely held regional bank. Mr. Bucci has prior senior level human resources experience at Hallmark Cards, Inc. and Fidelity Investments. Mr. Bucci received his Masters degree in Human Development in 1984 from the University of Rhode Island. His undergraduate degree is from Brown University.

     G. Steven Burrill has been a member of our board of directors since March 1999, and has served as the chairman of our board of directors since December 1999. Mr. Burrill is the Chief Executive Officer of Burrill & Company, a private merchant bank focused on life science companies, which he founded in 1996. Prior to starting Burrill & Company, Mr. Burrill spent 27 years with Ernst & Young, including the last 17 years as partner of the firm. Mr. Burrill received his BBA degree from the University of Wisconsin - Madison. Mr. Burrill currently serves on the boards of directors of DepoMed, Inc. and Transgene SA.

     Dennis Dougherty has been a member of our board of directors since February 1998. Since October 1984, Mr. Dougherty has been a General Partner of Intersouth Partners, a series of venture capital funds which invests in life science and technology companies throughout the Mid-Atlantic and Southeast. Mr. Dougherty currently serves on the boards of directors of six private life science companies, which include Xanthon, Inc., Cogent Neuroscience, Inc., Biolex, Inc., Insmed Pharmaceuticals, Inc. and Encelle, Inc.

     Terrance McGuire has been a member of our board of directors since February 1998. Mr. McGuire is a founder and has been a general partner of Polaris Venture Funds, Inc., a venture capital fund, since March 1996. Since 1992, he has served as a general partner of Burr, Eagan, Deleage and Co., a venture capital firm, and since 1989 he has served as general partner of Beta Partners, a venture capital firm. He is also a member of the board of directors of Akamai Technologies, Inc., Aspect Medical Systems, Inc., Inspire Pharmaceuticals, Inc., Wrenchead.com, Inc. and deCODE Genetics, Inc. Mr. McGuire received his B.S. in Physics and Economics from Hobart College, his M.S. in Engineering from Dartmouth College and his M.B.A. from the Harvard Business School.

     Michael Summers has been a member of our board of directors since March 1998. Since October 1990, Mr. Summers has been a managing partner of Summers Associates, a specialized international business development organization. Mr. Summers is also managing director of Floranova Limited. He received his B.S. in Botany from the University of Exeter in 1964.

     Robert M. Goodman, Ph.D. has been a member of our board of directors since June 1998. Since September 1991, Dr. Goodman has been a Professor of Plant Pathology at the University of Wisconsin-Madison. Dr. Goodman is also a member of the Department of Microbiology graduate program, the interdepartmental program in plant genetics and plant breeding, the Institute of Environmental Studies, the graduate program in cellular and molecular biology and the biotechnology training program. Dr. Goodman received a Ph.D. in plant virology from Cornell University in 1973.

     Henri Zinsli, Ph.D. has been a member of our board of directors since June 1998. Since 1997, Dr. Zinsli has served as the Chairman of Discovery Technologies Ltd. in Allschwil, Switzerland, and since 1999, he has also served as the Chief Executive Officer of Discovery Technologies Ltd. Since 1998, he has served as the Chairman of Zeptosens Inc. in Witterswil, Switzerland. He is also a non-executive Director of Plasmon, plc, in Royston, UK, a position which he has held since 1996. Until 1996, he was the head of Corporate Business Development at Ciba-Geigy Ltd. in Basel. Dr. Zinsli has over 30 years of experience at Ciba-Geigy Ltd. He received his Ph.D. in economics at the University of St. Gallen, Switzerland in 1968.

     Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed. There are no family relationships among any of our directors or executive officers. No director has a contractual right to serve as a member of our board of directors.

Scientific Advisory Board

     The following individuals are members of our Scientific Advisory Board:

     Michael Bevan, Ph.D. heads the Molecular Genetics Department at the John Innes Institute in the United Kingdom. Dr. Bevan also leads the European arm of the Arabidopsis genome sequencing effort.

     Joseph R. Ecker, Ph.D. is Professor of Plant Biology at the Salk Institute in La Jolla California. In addition, he leads the U.S. Arabidopsis genome sequencing effort.

     Luis Herrera-Estrella, Ph.D. is Professor of Plant Genetic Engineering in the Department of Genetics, Centro de Investigacion y Estudios Avanzanidos del I.P.N.

     Mark Johnston, Ph.D. is Professor of Genetics at Washington University School of Medicine. Dr. Johnston led the U.S. effort to sequence the genome of Baker's yeast.

     Ingo Potrykus, Ph.D. is Professor of Plant Sciences at the Institute of Plant Sciences, Swiss Federal Institute of Technology in Zurich, Switzerland.

     A. Ian Scott, Ph.D. is Distinguished Professor of Chemistry at Texas A&M University and is the C.J. Davidson Chair in Science. He is a Fellow of the Royal Society and the American Association for the Advancement of Science.

     Bruce C. Weir is the William Neal Reynolds Professor of Statistics and Genetics at North Carolina State University.

Board Composition

     Upon completion of this offering, our board of directors will consist of seven members divided into three classes, with two members in two of the classes and three members in the third class. Each year, the stockholders will elect the members of one of the three classes to a three-year term of office. Upon completion of this offering, Mr. McGuire and Mr. Dougherty will serve in the class whose term will expire at the annual meeting of our stockholders in 2001; Mr. Summers and Dr. Zinsli will serve in the class whose term will expire at the annual meeting of our stockholders in 2002; and Mr. Burrill, Dr. Ryals and Dr. Goodman will serve in the class whose term will expire at the annual meeting of our stockholders in 2003. In addition, our certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of us.

Board Committees

     Audit Committee. Our audit committee, consisting of Dr. Goodman, Mr. McGuire and Mr. Summers, reviews our internal accounting procedures and the services provided by our independent auditors.

     Compensation Committee. Our compensation committee, consisting of Mr. Burrill, Mr. Dougherty and Dr. Zinsli, reviews and recommends to our board of directors the compensation and benefits of all our officers and executive management and establishes and reviews general policies relating to compensation and benefits of our employees.

Compensation Committee Interlocks and Insider Participation

     None of the members of our compensation committee has at any time been one of our officers or employees. No member of the compensation committee serves a member of the board of directors or compensation committee of any entity that has an executive officer serving as a member of our board of directors or compensation committee.

Compensation of Directors

     Our directors who are also our employees receive no compensation for serving on the board of directors. We provide cash compensation to our non-employee directors of $2,000 per board meeting attended in person, $1,000 per board meeting via telephone and $500 per committee meeting that does not occur on the same day as a board meeting. We reimburse our non-employee directors for reasonable expenses incurred in attending board and committee meetings. Our non-employee directors also receive on the date of each annual meeting of our stockholders non-qualified options to purchase 5,000 shares of our common stock, which vest immediately and have an exercise price equal to the fair market value of our common stock on the date of grant.

     In June 1998, Dr. Goodman, Mr. Summers and Dr. Zinsli each received options to purchase 50,000 shares of our common stock at an exercise price of $0.08 per share. In December 1999, Dr. Goodman, Mr. Summers and Dr. Zinsli each received options to purchase 2,666 shares of our common stock at an exercise price of $0.60 per share. These options vest ratably beginning on the grant date of the option and extending through the next four years of service. In March 2000, Mr. Burrill, Mr. Dougherty and Mr. McGuire each received options to purchase 50,000 shares of our common stock, which vest ratably beginning on the grant date of the option and extending through the next three years of service and have an exercise price of $7.00 per share. For more information, see "Benefit Plans--1998 Stock Option Plan."

Limitations of Liability; Indemnification of Directors and Officers

     The Delaware General Corporation Law authorizes corporations to limit or eliminate, subject to certain conditions, the personal liability of directors to corporations and their stockholders for monetary damages for breach of their fiduciary duties. In connection with the consummation of this offering, we will adopt and file a restated certificate of incorporation and amended and restated bylaws. Our restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by Delaware law.

     Our restated certificate of incorporation and amended and restated bylaws will also provide that we will indemnify any of our directors and officers who, by reason of the fact that he or she is one of our officers or directors, is involved in a legal proceeding of any nature. We will repay certain expenses incurred by a director or officer in connection with any civil or criminal action or proceeding, specifically including actions by us or in our name (derivative suits). Such indemnifiable expenses include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. A director or officer will not receive indemnification if he or she is found not to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interest.

     Such limitation of liability and indemnification does not affect the availability of equitable remedies. In addition, we have been advised that in the opinion of the SEC, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

     There is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Executive Compensation

     The following table sets forth the total compensation, during the year ended December 31, 1999, paid to or accrued by our Chief Executive Officer and each of our four other most highly compensated executive officers whose total salary and bonus for 1999 exceeded $100,000:

                           Summary Compensation Table

                                                     Long Term
                                                    Compensation
                                                       Awards
                                                    ------------
                                       Annual        Number of
                                    Compensation     Securities
                                  -----------------  Underlying    All Other
Name and Principal Position        Salary   Bonus     Options    Compensation
---------------------------       -------- -------- ------------ -------------
John A. Ryals, Ph.D. ............ $221,825 $ 58,438    77,917       $  600(1)
 Chief Executive Officer,
  President and Director
Ian A.W. Howes...................  155,400   41,250   303,300          --
 Vice President of Finance and
  Operations, Chief Financial
  Officer and Treasurer
Henry P. Nowak, Esq..............  145,000   41,250   303,300          --
 Vice President of Intellectual
  Property, General Counsel and
  Secretary
Scott J. Uknes, Ph.D. ...........  131,250   33,750     9,000          --
 Vice President of Business
  Strategy
John Hamer, Ph.D. ...............  142,500   37,500   167,500        5,000(2)
 Vice President of Research

------------------
(1)  Represents life insurance premiums paid on behalf of Dr. Ryals.
(2)  Represents reimbursements for moving expenses paid to Dr. Hamer.

Option Grants in 1999

     The following table presents each grant of stock options during the fiscal year ended December 31, 1999, to each of the individuals listed in the Summary Compensation Table.

     All options were granted under our 1998 Stock Option Plan. The following options are immediately exercisable in full at the date of grant, but shares purchased on exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us.

     The potential realizable value is calculated based on the ten year term of the option at the time of grant. Stock price appreciation of 0%, 5% and 10% is assumed pursuant to the rules promulgated by the SEC and does not represent our estimate of future stock price performance. The potential realizable value at 0%, 5% and 10% appreciation are calculated by:

   . multiplying the number of shares of common stock under the option by the public offering price of $7.00 per share;

   . assuming that the aggregate stock value derived from that calculation compounds at the annual 0%, 5% or 10% rate shown in the table until the expiration of the options; and

   .  subtracting from that result the aggregate option exercise price.

     Percentages shown under "Percentage of Total Options Granted to Employees in 1999" are based on an aggregate of 1,362,819 options granted to our employees and directors under our 1998 Stock Option Plan during 1999.




                                       Individual Grants                   Potential Realization
                         ----------------------------------------------       Value at Assumed
                         Number of    Percent of                           Annual Rates of Stock
                         Securities  Total Options                           Price Appreciation
                         Underlying   Granted to   Exercise                   for Option Term
                          Options    Employees in  Price Per Expiration ----------------------------
Name                      Granted        1999        Share      Date       0%       5%       10%
----                     ----------  ------------- --------- ---------- -------- -------- ----------
John A. Ryals, Ph.D. ...   77,917(1)      5.7%       $0.60   12/14/2006 $498,669 $841,680 $1,367,926

Ian A.W. Howes..........   33,000(1)      2.4%        0.60   12/14/2006  211,200  356,475    579,355

Henry P. Nowak, Esq. ...   33,000(1)      2.4%        0.60   12/14/2006  211,200  356,475    579,355

Scott J. Uknes, Ph.D....    9,000(1)      0.7%        0.60   12/14/2006   57,600   97,220    158,006

John Hamer, Ph.D........   50,000(2)      3.7%        0.22   06/29/2006  339,000  559,113    896,810
                           17,500(1)      1.3%        0.60   12/14/2006  112,000  189,040    307,233

------------------
(1) Our repurchase right lapses in equal monthly installments over the four years commencing on the grant date.
(2) Includes 12,500 options as to which our repurchase right will lapse on the first anniversary of the grant date and 37,500 options as to which our repurchase right will lapse in equal monthly installments over the 36 months following the first anniversary of the grant date.

Option Values at December 31, 1999

     The following table presents the number and value of unexercised options and securities issuable upon the exercise of options that were held by each of the individuals listed in the Summary Compensation Table as of December 31, 1999.

     These options are immediately exercisable in full at the grant date, but shares purchased by exercise of unvested options are subject to a repurchase right in our favor that entitles us to repurchase unvested shares at their original exercise price on termination of the employee's services with us. The value realized is based on the fair market value of the underlying securities as of the date of exercise, minus the per share exercise price, multiplied by the number of shares underlying the option. The value of unexercised in-the-money options is based on a value of $4.50 per share, the fair market value of our common stock on December 31, 1999 as determined in good faith by our board of directors. Amounts reflected are based on the value of $4.50 per share, minus the per share exercise price, multiplied by the number of shares underlying the option.

                Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year-End Option Value

                                                 Number of Securities
                                                Underlying Unexercised    Value of Unexercised In-
                                                      Options at            the-Money Options at
                            Shares                 December 31, 1999          December 31, 1999
                           Acquired    Value   -------------------------- -------------------------
Name                      on Exercise Realized Exercisable  Unexercisable Exercisable Unexercisable
----                      ----------- -------- -----------  ------------- ----------- -------------
John A. Ryals, Ph.D. ...         --        --     77,919(1)            --    83,371              --

Ian A.W. Howes..........    303,300   132,618         --               --        --              --

Henry P. Nowak, Esq. ...    270,300    97,308     33,000(1)            --    35,310              --

Scott J. Uknes, Ph.D. ..         --        --      9,000(1)            --     9,630              --

John Hamer, Ph.D. ......     33,333    52,999    134,167(2)            --   197,226              --

------------------
(1) As of December 31, 1999, our repurchase right had not lapsed as to any of these options. Accordingly, these options were exercisable but not vested on that date.
(2) As of December 31, 1999, our repurchase right had lapsed as to 33,333. Accordingly, the remaining 134,167 options were exercisable, but not vested, on that date.

Employment Agreements and Termination of Employment Agreements

     At the time of commencement of employment, most of our employees sign offer letters and employment agreements. These employment agreements provide for employment at will and contain standard provisions relating to confidential information and invention assignment by which the employee agrees not to disclose any confidential information received during his or her employment with us and that, with some exceptions, he or she will assign to us any and all inventions conceived or developed during employment.

     In February 1998, we entered into employment agreements with Dr. Ryals and Dr. Uknes. Pursuant to these employment agreements, initial annual base salaries were set at $180,000 for Dr. Ryals and $120,000 for Dr. Uknes. In addition, each is entitled to receive annual bonuses of 25% of base salary to be awarded on the basis of mutually agreed upon objectives and criteria between each of Dr. Ryals and Dr. Uknes and us. The agreements provide that the employment relationship may be terminated with or without cause at any time by the individual or us. Furthermore, the agreements provide that, if we terminate either of Dr. Ryals or Dr. Uknes with or without "cause", as defined in the agreements, we have no obligation to pay severance beyond the individual's accrued base salary and bonus up to the date of termination. However, if we continue to pay either of Dr. Ryals or Dr. Uknes an amount equal to his current monthly salary for a three month period following a termination without cause, he shall be prohibited from competing with us for that three month period. Moreover, upon proper notice to Dr. Ryals or Dr. Uknes, we may extend the non-compete period to a total of twelve months provided we continue to pay him such amounts. If we terminate Dr. Ryals or Dr. Uknes for cause or if either terminates his employment relationship, he shall be prohibited from competing with us for a period of twelve months following the date of termination. These employment agreements also provide that employment is contingent upon execution of separate agreements pursuant to which Dr. Ryals or Dr. Uknes agrees that he will not disclose any confidential information received during his employment with us and, that, with some exceptions, he will assign to us any and all inventions conceived or developed during his employment with us. Termination for any reason other than for cause results in accelerated vesting of all of their restricted stock.

Benefit Plans

2000 Employee, Director and Consultant Stock Option Plan

     Our 2000 Employee, Director and Consultant Stock Option Plan was approved by our board of directors in February 2000 and by our stockholders in March 2000. Under this plan, we may grant both incentive stock options and nonqualified stock options. As of May 2, 2000, a total of 1,800,000 shares of common stock have been reserved for issuance under this plan. As of May 2, 2000, options to purchase an aggregate of 14,261 shares of common stock at an exercise price of $7.00 per share were outstanding under the 2000 Plan.

     Our board of directors administers the 2000 plan. Our board of directors may delegate authority to administer the 2000 plan to a committee of our board of directors. Subject to the terms of the plan, our board of directors or its authorized committee determines recipients and the terms of options granted pursuant to this plan including:

   .  the exercise price and the number of shares subject to each option;

   .  the vesting schedule for options;

   .  the termination or cancellation provisions applicable to options; and

   . the conditions relating to our right to reacquire shares subject to options.

     The maximum term of options granted under this plan is ten years.

     If we are acquired, our board of directors or its designated committee will provide that outstanding options under this plan shall be: (1) assumed by the successor or acquiring company; (2) exercised within a specified number of days or the options will terminate; or (3) terminated in exchange for a cash payment equal to the value of the option at the time we are acquired. If we are acquired, our board of directors or its designated committee may also provide that all outstanding options fully vest.

2000 Employee Stock Purchase Plan

     Our 2000 Employee Stock Purchase Plan was approved by our board of directors in March 2000 and by our stockholders in April 2000. Under this plan, we may issue up to a total of 500,000 shares of our common stock to participating employees. All employees that work 20 hours or more per week and who are employed as of the first day of an offering period are eligible to participate in the plan. However, any employee who would own more than 5% of the voting power of our stock immediately after a grant under the plan is not eligible to participate and no participant may purchase more than $25,000 of common stock, based on the undiscounted value of the common stock at the beginning of each offering period, in any one calendar year.

     The plan is implemented by a series of offering periods, with a new offering period starting on June 1 and December 1 of each year (or such other times as our board of directors may determine). To participate in the plan, an eligible employee authorizes us to deduct a percentage of the employee's pay, not to exceed $21,250 per year, beginning on the first day of each designated offering period. On the first day of each offering period, each eligible employee who has elected to participate in the plan is granted an option to purchase shares of our common stock. Unless a participating employee withdraws from the plan prior to the end of the offering period, on the last day of the offering period the employee is deemed to have automatically exercised the option for the purchase of a number of shares of our common stock determined by dividing the employee's contributions during the offering period by the lesser of:

   . 85% of the fair market value of the common stock on the first day of the offering period; or

   . 85% of the fair market value of the common stock on the last day of the offering period.

     Our board of directors may amend or terminate the plan at any time and in any respect without shareholder approval unless applicable law requires shareholder approval of the amendment. The plan will continue in effect for a term of ten years, subject to the right of the board of directors to terminate the plan at any earlier time.

     In the event we are acquired, each option under the Plan may be assumed or substituted with an equivalent option by the successor corporation. In lieu of assumption or substitution, our board of directors in its discretion may shorten the offering period in progress.

1998 Stock Option Plan

     In October 1998, we adopted our 1998 Stock Option Plan. The stockholders approved the plan in June 1999. We amended the 1998 Plan in November and December 1999 to increase its number of options that could be issued. The 1998 Plan authorizes the issuance of up to 4,015,000 shares of common stock. Since March 21, 2000, after our stockholders approved our new stock option plan, no additional grants of stock options are being made under the 1998 Plan. As of May 2, 2000, options to purchase an aggregate of 1,486,642 shares of common stock at a weighted average exercise price of $1.82 per share were outstanding under the 1998 Plan.

     Options granted to purchase shares of our common stock under our 1998 Stock Option Plan are generally immediately exercisable by the optionee but are subject to a right of repurchase pursuant to the vesting schedule of each specific grant. In the event that a purchaser ceases to provide service to us and our affiliates, we have the right to repurchase any of that person's unvested shares of common stock at the original option exercise price.

     Our board of directors or its designated committee may, in its sole discretion, accelerate or extend the date or dates on which all or any particular option or options granted under the 1998 Plan may be exercised. In the event of a decline in the value of our common stock, our board of directors or its designated committee has the authority to offer optionees the opportunity to replace outstanding higher priced options with new options below our priced options.

     The maximum term of options granted under this plan is ten years.

     If we are acquired, all our outstanding options under the plan either will be assumed or substituted for by any surviving entity or our parent or subsidiary corporation, if any. For stock options granted, if the surviving entity or our parent or subsidiary corporation, if any, determines not to assume or substitute the options, the board of directors shall provide for the options to be fully exercisable for a period of 30 days from the date of notice. If the board of directors makes the options fully exercisable for this 30-day period, the options will terminate at the end of this period.

401(k) Plan

     We maintain a retirement and deferred savings plan for our employees that is intended to qualify as a tax-qualified plan under the Internal Revenue Code. The 401(k) Plan provides that each participant may contribute up to 15% of his or her pre-tax compensation to the savings plan, subject to statutorily prescribed annual limits, which is $10,500 in the calendar year 2000. Under this plan each participant who makes pre-tax contributions is eligible to have a matching contribution in cash made by us to his or her matching plan account in an amount up to 25% of the participant's savings plan contribution with a maximum annual employer contribution of 6% of each participant's annual salary, subject to statutorily prescribed annual limits. The matching contributions vest annually over a three year period. We may make additional discretionary contributions for all participants to their matching plan accounts.

                              CERTAIN TRANSACTIONS

     The following executive officers, directors, founders or holders of more than five percent of our voting securities purchased securities in the amounts as set forth below. Each share of our Series A, Series B and Series C Preferred Stock is convertible into one share of our common stock.

                                        Shares of Preferred Stock
                                      -----------------------------
                         Common Stock Series A  Series B  Series C  Warrants (10)
                         ------------ --------- --------- --------- -------------
Directors and Executive
 Officers
John A. Ryals (1).......  1,201,181
Henry P. Nowak (2)......    271,300
Richard E. Kouri........
Ian A.W. Howes .........    303,300
Athanasios Maroglou.....    165,000
Scott J. Uknes..........    852,272
John Hamer (3)..........     39,333
Craig Liddell...........     43,750
G. Steven Burrill (4)...                        1,395,349   400,000
Dennis Dougherty (5)....              2,687,500   516,389   200,000    250,000
Robert Goodman..........     52,666
Terrance McGuire (6)....              1,875,000   329,610 1,800,000
Michael Summers.........
Henri Zinsli............     50,000

Founders
Sandy Stewart...........    852,272
Jorn Gorlach............    852,272

Five Percent
 Stockholders
The Burrill AgBio
 Capital Fund L.P. .....                        1,395,349   400,000
Intersouth Partners
 (7)....................              2,687,500   516,389   200,000    250,000
Polaris Venture Funds
 (8)....................              1,875,000   329,610 1,800,000
Innotech Investments
 Limited (9)............              2,937,500   549,350   200,000    187,500

------------------
 (1)  Includes 8,000 shares held by Dr. Ryals' wife.
 (2)  Includes 1,000 shares held by Mr. Nowak's wife.
 (3)  Includes 6,000 shares held by Dr. Hamer's wife.
 (4) Represents shares held of record by The Burrill AgBio Capital Fund L.P. Mr. Burrill, the chairman of our board directors, is Chief Executive Officer of Burrill & Company, the General Partner of Burrill AgBio Capital Fund L.P.
 (5) Represents shares and warrants held of record by Intersouth Partners IV, L.P. and Intersouth Partners III, L.P. Mr. Dougherty, one of our directors, is General Partner of Intersouth Partners IV, L.P. and Intersouth Partners III, L.P.
 (6) Represents shares held of record by Polaris Venture Partners III, L.P., Polaris Venture Partners Founders' Fund L.P. and Polaris Venture Partners L.P. Mr. McGuire is a founding partner of Polaris Venture Partners Founders' Fund L.P., Polaris Venture Partners, L.P. and Polaris Venture Partners III, L.P.
 (7) Represents shares and warrants held of record by Intersouth Partners IV, L.P. and Intersouth Partners III, L.P.
 (8) Represents shares held of record by Polaris Venture Partners L.P., Polaris Venture Partners Founders' Fund L.P. and Polaris Venture Partners III, L.P.
 (9) Represents shares of our common stock and warrants to purchase shares of our common stock held of record by Innotech Investments Limited, an investment company incorporated in the United Kingdom which has investment and voting power over the shares. All of the issued capital stock of Innotech Investments Limited is owned by a Blind Trust, the sole Trustee of which is Miss J S Portrait, who, as a result of her control of the shares of Innotech, may be deemed to be the beneficial owner of the Paradigm shares held by Innotech.
(10) Consists of warrants issued in connection with the Series A Preferred Stock round. They are warrants to purchase shares of Series A Preferred Stock at an exercise price of $0.80 per share. These warrants expire on February 2008.

     Four of our existing shareholders have agreed to purchase an aggregate of 1,000,000 of the shares of our common stock that we are selling in this offering at a price of $7.00 per share. Polaris Venture Funds has agreed to purchase 692,308 shares, Innotech Investments Limited has agreed to purchase 76,923 shares, Intersouth Partners has agreed to purchase 76,923 shares and The Burrill AgBio Capital Fund L.P. has agreed to purchase 153,846 shares in this offering. Any shares that these shareholders purchase in this offering will not be subject to the 180-day lock-up period to which all other shares held by these shareholders prior to this offering are subject.

     We have entered into the following agreements and transactions with our executive officers, directors and holders of more than five percent of our voting securities:

     We, our founders, including Drs. Ryals and Uknes, the preferred stockholders listed above and other stockholders have entered into an Amended and Restated Registration Rights Agreement, which the parties amended in April 2000. Under this Agreement, they will have registration rights with respect to their shares of common stock following this offering. See "Description of Capital Stock -- Registration Rights" on page 54 for a more detailed description of the terms of this agreement.

     In June 1998, Dr. Zinsli, Mr. Summers and Dr. Goodman each received options to purchase a total of 50,000 shares at an exercise price of $0.08 per share. In December 1999, Dr. Zinsli, Mr. Summers and Dr. Goodman each received options to purchase a total of 2,666 shares of common stock at an exercise price of $0.60 per share. In March 2000, Mr. Burrill, Mr. Dougherty and Mr. McGuire each received options to purchase a total of 50,000 shares of our common stock, which options vested immediately and have an exercise price of $7.00 per share.

     In February 1998, we entered into Founder Stock Repurchase and Vesting Agreements with our founders, including Drs. Ryals and Uknes, which we amended in April 2000. Pursuant to the terms of these vesting agreements, we have the right to repurchase unvested shares of common stock held by each of them at the initial purchase price in the event that he ceases his employment with us. These vesting agreements apply to 1,193,181 shares of common stock held by Dr. Ryals and 852,272 shares of common stock held by Dr. Uknes. As of March 2000, 50% of the shares subject to these vesting agreements had vested, and the remaining shares vest in equal monthly installments over the following 24 months. Our repurchase right with respect to these shares will terminate in connection with the closing of this offering.

     In February 2000, the Company agreed to pay Deborah Ryals, the wife of Dr. Ryals, $14,250 and agreed to grant to Mrs. Ryals stock options to purchase 8,000 shares of common stock in settlement of her prior employment with the Company during the period from September 1997 to January 1998.

     We believe that all of the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans, between us and our officers, directors, principal stockholders and our affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors, and will continue to be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table provides summary information known to us regarding the beneficial ownership of our outstanding common stock as of May 2, 2000, as adjusted to reflect the sale of 6,000,000 shares of common stock in this offering and the conversion of all outstanding shares of our convertible preferred stock into shares of common stock, by:

   . each person or group known to us who beneficially owns more than 5% of outstanding our common stock;

   .  each of our directors and each named executive officer; and

   .  all of our directors and executive officers as a group.

     Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons included in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws, where applicable.

     Shares of common stock subject to options currently exercisable or exercisable within 60 days of May 2, 2000 are treated as outstanding for the purpose of computing the percentage ownership of the person holding such options. However, these shares are not treated as outstanding for the purposes of computing the percentage ownership of any other person. Applicable percentage ownership in the following table is based on 18,962,372 shares of common stock outstanding as of May 2, 2000, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon the closing of this offering, and 24,962,372 shares of common stock outstanding immediately following the completion of this offering. Unless otherwise indicated, the address of each of the named individuals is c/o Paradigm Genetics, Inc., 104 Alexander Drive, Research Triangle Park, North Carolina 27709. The percentages in the "After Offering" Column assumes that the underwriters do not exercise their over-allotment option to purchase up to 900,000 shares.

                                                           Percentage of
                                    Number of Shares       Common Stock
                                   Beneficially Owned   Beneficially Owned
                                  --------------------- ---------------------
                                    Before     After     Before       After
Beneficial Owner                   Offering   Offering  Offering    Offering
----------------                  ---------- ---------- ---------   ---------
Directors and Executive Officers
Terrance McGuire (1).............  4,054,610  4,746,918       21.3%      19.0%
Dennis Dougherty (2).............  3,703,889  3,780,812       19.2%      15.0%
G. Steven Burrill (3)............  1,845,349  1,999,195        9.7%       8.0%
John A. Ryals (4)................  1,279,195  1,279,195        6.7%       5.1%
Scott J. Uknes (5)...............    861,272    861,272        4.5%       3.4%
Henry P. Nowak (6)...............    304,300    304,300        1.6%       1.2%
Ian A.W. Howes (7)...............    280,300    280,300        1.5%       1.1%
Craig Liddell (8)................    167,500    167,500          *       *
John Hamer (9)...................    183,700    183,700          *       *
Robert Goodman (10)..............     52,666     52,666          *       *
Michael Summers (11).............     52,666     52,666          *       *
Henri Zinsli (12)................     52,666     52,666          *       *
Richard E. Kouri (13)............    290,725    290,725        1.5%       1.2%
Athanasios Maroglou (14).........    170,260    170,260          *       *
James D. Bucci (15)..............    100,000    100,000          *       *
All executive officers and
 directors as a group (15
 persons)........................ 13,399,098 14,322,175       66.3%      54.7%

Five Percent Stockholders
Polaris Venture Funds (1)........  4,054,610  4,746,918       21.3%      19.0%
Innotech Investments Limited
 (16)............................  3,874,350  3,951,273       20.2%      15.7%
Intersouth Partners (2)..........  3,703,889  3,780,872       19.2%      15.0%
The Burrill AgBio Capital Fund
 L.P. (3)........................  1,845,349  1,999,195        9.7%       8.0%

------------------
  *  Less than one percent (1%).

 (1) The number of shares beneficially owned before this offering represents shares held of record by Polaris Venture Partners III, L.P., Polaris Venture Partners Founders' Fund L.P. and Polaris Venture Partners L.P. Mr. McGuire is
   a founding partner of each of those entities. Mr. McGuire disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in those entities. Includes 50,000 shares subject to immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase all 50,000 of the shares issuable upon exercise of these options if Mr. McGuire ceases his directorship with us. In addition, the number of shares beneficially owned after this offering includes 692,308 shares that Polaris Venture Funds has agreed to purchase in this offering at a price of $7.00 per share.

 (2) The number of shares beneficially owned before this offering includes shares held of record by Intersouth Partners IV, L.P. and Intersouth Partners III, L.P. Includes a warrant to purchase 31,250 shares of common stock held by Intersouth Partners IV, L.P. and a warrant to purchase 218,750 shares of common stock held by Intersouth Partners III, L.P. Mr. Dougherty is General Partner of those entities. Mr. Dougherty disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in those entities. Includes 50,000 shares subject to immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase all 50,000 of the shares issuable upon exercise of these options if Mr. Dougherty ceases his directorship with us. In addition, the number of shares beneficially owned after this offering includes 76,923 shares that Intersouth Partners has agreed to purchase in this offering at a price of $7.00 per share.

 (3) The number of shares beneficially owned before this offering represents shares held of record by The Burrill AgBio Capital Fund L.P. Mr. Burrill is Chief Executive Officer of Burrill & Company, the General Partner of Burrill Ag Bio Capital Fund L.P. Mr. Burrill disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in Burrill AgBio Capital Fund L.P. Includes 50,000 shares subject to immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase all 50,000 of the shares issuable upon exercise of these options if Mr. Burrill ceases his directorship with us. In addition, the number of shares beneficially owned after this offering includes 153,846 shares that The Burrill AgBio Capital Fund L.P. has agreed to purchase in this offering at a price of $7.00 per share.

 (4) Includes 8,000 shares which were issued upon the exercise of immediately exercisable options and 97 immediately exercisable options held by Dr. Ryals' wife. Also includes 77,917 shares that are subject to immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase 71,424 shares issuable upon exercise of these options if Dr. Ryals ceases his employment with us. Includes 1,193,181 shares of common stock subject to a vesting agreement described in "Certain Transactions."

 (5) Includes 9,000 shares which are subject to immediately exercisable options. As of May 2, 2000, we had the right to repurchase 8,250 shares issuable upon exercise of these options if Dr. Uknes ceases his employment with us. Includes 852,272 shares of common stock subject to a vesting agreement described in "Certain Transactions."

 (6) Includes 1,000 shares held by Mr. Nowak's wife, 33,000 shares that are subject to immediately exercisable stock options and 270,300 shares which were issued upon the exercise of immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase 171,031 of the shares issued or issuable upon exercise of these options if Mr. Nowak ceases his employment with us.

 (7) As of May 2, 2000, we had the right to repurchase 192,430 shares which were issued upon exercise of options if Mr. Howes ceases his employment with us.

 (8) Includes 43,750 shares of common stock that were issued upon exercise of immediately exercisable options and 123,750 shares that are subject to immediately exercisable stock options held by Dr. Liddell. As of May 2, 2000 we had the right to repurchase 109,792 shares that are issuable upon exercise of Dr. Liddell's options if Dr. Liddell ceases his employment with us.

 (9) Includes 6,000 shares which were issued upon the exercise of immediately exercisable options and 10,200 immediately exercisable options held by Dr. Hamer's wife. Also includes 33,333 shares of common stock that were issued upon the exercise of immediately exercisable options and 134,167 shares that are subject to immediately exercisable stock options held by Dr. Hamer. As of May 2, 2000, we had the right to repurchase 124,375 shares that are issuable upon exercise of Dr. Hamer's options if Dr. Hamer ceases his employment with us.

(10) Includes 52,666 shares which were issued upon the exercise of stock options. As of May 2, 2000, we had the right to repurchase 29,527 shares issued upon exercise of options if Dr. Goodman ceases his directorship with us.

(11) Includes 52,666 shares that are subject to immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase 29,527 shares issuable upon exercise of these options if Mr. Summers ceases his directorship with us.

(12) Includes 2,666 shares that are subject to immediately exercisable stock options and 50,000 shares which were issued upon the exercise of stock options. As of May 2, 2000, we had the right to repurchase 29,527 of these shares issued or issuable upon exercise of these options if Dr. Zinsli ceases his directorship with us.

(13) Includes 290,725 shares that are subject to immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase 289,448 shares issuable upon exercise of these options if Dr. Kouri ceases his employment with us.

(14) Includes 5,260 shares that are subject to immediately exercisable options and 165,000 shares that were issued upon the exercise of immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase 169,931 of the shares issued or issuable upon exercise of these options if Mr. Maroglou ceases his employment with us.

(15) Consists of options to purchase 100,000 shares that are subject to immediately exercisable stock options. As of May 2, 2000, we had the right to repurchase all of the shares issuable upon exercise of these options if Mr. Bucci ceases his employment with us.

(16) The number of shares beneficially owned before this offering represents 3,686,850 shares of our common stock and warrants to purchase 187,500 shares of our common stock held of record by Innotech Investment Limited, an investment company incorporated in the United Kingdom which has investment and voting power over the shares. All of the issued capital stock of Innotech Investment Limited is owned by a Blind Trust, the sole Trustee of which is Miss J S Portrait, who as a result of her control of the shares of Innotech, may be deemed to be the beneficial owner of the Paradigm shares held by Innotech. In addition, the number of shares beneficially owned after this offering includes 76,923 shares that Innotech Investments Limited has agreed to purchase in this offering at a price of $7.00 per share.

                          DESCRIPTION OF CAPITAL STOCK

     Upon completion of this offering and the filing of our restated certificate of incorporation, we will be authorized to issue 50 million shares of common stock, $0.01 par value per share, and 5 million shares of preferred stock, $0.01 par value per share, and there will be 24,962,372 shares of common stock and no shares of preferred stock outstanding. Assuming the conversion of our preferred stock, as of May 2, 2000, we had 18,962,372 shares of common stock outstanding held of record by 156 stockholders, and there were outstanding options to purchase 1,500,903 shares of common stock and outstanding warrants to purchase 763,779 shares of common stock.

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the holders of common stock have no preferences or rights of conversion, exchange or pre-emption. In the event of any liquidation, dissolution or winding-up of our affairs, holders of common stock will be entitled to share ratably in our assets that are remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any.

Preferred Stock

     The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of assets upon liquidation. Our board of directors has the authority, without further stockholder authorization, to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Warrants

     As of May 2, 2000 the following warrants were outstanding.

   . Warrants to purchase 437,500 shares of Series A Preferred Stock at an exercise price of $0.80 per share. These warrants expire five years after the completion of this offering.

   . A warrant to purchase 150,000 shares of our common stock at an exercise price of $3.00 per share. The warrant expires five years after the completion of this offering.

   . A warrant to purchase 116,279 shares of our common stock at an exercise price of $ 2.15 per share. The warrant expires in July 2006.

   . A warrant to purchase 60,000 shares of our common stock at an exercise price of $5.00 per share. The warrant expires January 2010. The issuance of the warrant is subject to the terms of an escrow agreement.

     Each of these warrants contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, and reclassifications and consolidations.

Registration Rights

     The holders of the following shares of our common stock are entitled to certain registration rights with respect to those shares. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in any such registration under certain circumstances. All expenses incurred in connection with registrations effected in connection with the following rights will be borne by us.

     Demand Rights. Beginning 180 days after completion of this offering, the holders of 17,103,195 shares of common stock and 553,779 shares of common stock issuable upon the exercise of outstanding warrants will have certain rights to cause us to register those shares under the Securities Act. We may be required to effect only one such registration. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

     Piggyback Rights. If at any time after this offering we propose to register any of our equity securities under the Securities Act, other than in connection with a registration relating solely to our stock option plans or other employee benefit plans, or a registration relating solely to a business combination or merger involving us, the holders of 17,103,195 shares of common stock and 703,779 shares of common stock issuable upon the exercise of outstanding warrants are entitled to notice of such registration and are entitled to include their common stock in the registration.

     S-3 Registration Rights. In addition, the holders of 17,103,195 shares of common stock and 553,779 shares of common stock issuable upon the exercise of outstanding warrants will have the right to cause us to register these shares on a Form S-3, provided that we are eligible to use this form, subject to certain limitations. We are not required to effect such a registration unless the aggregate offering price of the shares to be registered, based on the then current market price is at least $750,000. Also, we are only required to effect one such registration during any 12-month period. Stockholders with these registration rights who are not part of an initial registration demand are entitled to notice and are entitled to include their shares of common stock in the registration.

Delaware Law and Certain Charter and By-Law Provisions

     Upon completion of this offering, the provisions of Delaware law and of our restated certificate of incorporation and amended and restated by-laws discussed below could discourage or make it more difficult to accomplish a proxy contest or other change in our management or the acquisition of control by a holder of a substantial amount of our voting stock. It is possible that these provisions could make it more difficult to accomplish, or could deter, transactions that stockholders may otherwise consider to be in their best interests or the best interests of Paradigm Genetics.

     Delaware Statutory Business Combinations Provision. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and, subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Classified Board of Directors. Upon completion of this offering, our board of directors will be divided into three classes. Each year the stockholders will elect the members of one of the three classes to a three-year term of office.

     All directors elected to our classified board of directors will serve until the election and qualification of their respective successors or their earlier resignation or removal. Only the board of directors will be authorized to create new directorships and to fill such positions so created and be permitted to specify the class to which any such new position is assigned. The person filling such position would serve for the term applicable to that class. Only the board of directors (or its remaining members, even if less than a quorum) will be empowered to fill vacancies on the board of directors occurring for any reason for the remainder of the term of the class of directors in which the vacancy occurred. Members of the board of directors will only be able to be removed for cause. These provisions are likely to increase the time required for stockholders to change the composition of the board of directors. For example, in general, at least two annual meetings will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

     Advance Notice Provisions for Stockholder Proposals and Stockholder Nominations of Directors. Our amended and restated by-laws will provide that, for nominations to the board of directors or for other business to be properly brought by a stockholder before a meeting of stockholders, the stockholder must first have given timely notice of the proposal in writing to our Secretary. For an annual meeting, a stockholder's notice generally must be delivered not less than 45 days nor more than 75 days prior to the anniversary of the mailing date of the proxy statement for the previous year's annual meeting. For a special meeting, the notice must generally be delivered by the later of 90 days prior to the special meeting or ten days following the day on which public announcement of the meeting is first made. Detailed requirements as to the form of the notice and information required in the notice will be specified in the by-laws. If it is determined that business was not properly brought before a meeting in accordance with our by-law provisions, such business will not be conducted at the meeting.

     Special Meetings of Stockholders. Special meetings of the stockholders will be able to be called only by our board of directors pursuant to a resolution adopted by a majority of the total number of directors.

     No Stockholder Action by Written Consent. Our restated certificate of incorporation will not permit our stockholders to act by written consent. As a result, any action to be effected by our stockholders must be effected at a duly called annual or special meeting of the stockholders.

     Super-Majority Stockholder Vote Required for Certain Actions. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless the corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our restated certificate of incorporation will require the affirmative vote of the holders of at least 80% of our outstanding voting stock to amend or repeal any of the provisions discussed in this section of this prospectus entitled "Delaware Law and Certain Charter and By-law Provisions". This 80% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any preferred stock that might then be outstanding. A 80% vote will also be required for any amendment to, or repeal of, our by-laws by the stockholders. Our amended and restated by-laws will be able to be amended or repealed by a simple majority vote of the board of directors.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, because only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market could occur after these restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have outstanding 24,962,372 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants after May 2, 2000. Of these shares, the 6,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by affiliates, including the aggregate of 1,000,000 shares that Polaris Venture Funds, Innotech Investments Limited, Intersouth Partners and The Burrill AgBio Capital Fund L.P. have agreed to purchase. The remaining 18,962,372 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

     As a result of the contractual 180 day lock-up period described below and the provisions of Rules 144, 144(k) and 701, the restricted shares will be available for sale in the public market as follows:

   Number of Shares          Date
   ----------------          ----
         62,500 ............ On the date of this prospectus
         16,550 ............ After 90 days from the date of this prospectus
     15,883,322 ............ After 180 days from the date of this prospectus
                             (subject, in some cases, to volume limitations)
      3,000,000 ............ After various times after 180 days from the date of this prospectus (subject, in some cases, to volume
                             limitations)

Lock-Up Agreements

     We, our directors and executive officers and certain of our stockholders and option holders have each agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, for a period of at least 180 days after the date of this prospectus, without the prior written consent of Chase Securities Inc., subject to limited exceptions. Chase Securities Inc., however, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. The aggregate of 1,000,000 shares that Polaris Venture Funds, Innotech Investments Limited, Intersouth Partners and The Burrill AgBio Capital Fund L.P. have agreed to purchase in this offering are not subject to the 180-day lock-up period.

Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after this offering, a person, or persons whose shares are aggregated, who owns shares that were purchased from us, or any affiliate, at least one year previously, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of our then-outstanding shares of common stock, which will equal about 249,113 shares immediately after this offering, or the average weekly trading volume of our common stock on the

Nasdaq National Market during the four calendar weeks preceding the filing of a notice of the sale on Form 144. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about us. Any person, or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of "restricted securities" under Rule 144 that were purchased from us, or any affiliate, at least two years previously, would be entitled to sell shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Rule 701

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers or consultants prior to the date we become subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, under written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of the options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its minimum holding period requirements.

Registration Rights

     Upon completion of this offering, the holders of 17,103,195 shares of common stock and 763,779 shares of common stock issuable upon the exercise of and warrants or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See "Description of Capital Stock--Registration Rights" on page 54 for a more complete description of these registration rights.

Stock Options

     As of May 2, 2000 options to purchase a total of 1,500,903 shares of common stock under our stock option plans were outstanding and 1,500,903 were exercisable. All of the shares subject to options are subject to lock-up agreements. An additional 1,785,739 shares of common stock were available for future option grants under our stock plans.

     Upon completion of this offering, we intend to file a registration statement under the Securities Act covering all shares of common stock subject to outstanding options or issuable pursuant to our stock option and stock purchase plans. Subject to Rule 144 volume limitations applicable to affiliates, shares registered under any registration statements will be available for sale in the open market, beginning 90 days after the date of the prospectus, except to the extent that the shares are subject to vesting restrictions with us or the contractual restrictions described above.

                                  UNDERWRITING

     We have entered into an underwriting agreement with the underwriters named below. Chase Securities Inc., J.P. Morgan & Co., Incorporated, Pacific Growth Equities, Inc. and Stephens Inc. are acting as representatives of the underwriters.

     The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below.

                                                                       Number of
    Underwriters                                                        Shares
    ------------                                                       ---------
    Chase Securities Inc. ............................................ 2,125,000
    J.P. Morgan Securities Inc. ...................................... 1,375,000
    Pacific Growth Equities, Inc. .................................... 1,250,000
    Stephens Inc. ....................................................   250,000
                                                                       ---------
      Total........................................................... 5,000,000
                                                                       =========

     Four of our existing stockholders, Polaris Venture Funds, Innotech Investments Limited, Intersouth Partners and The Burrill AgBio Capital Fund L.P., have agreed to purchase an aggregate of 1,000,000 of the shares that we are selling in this offering at $7.00 per share. The underwriters are not underwriting the sale of these shares and we are not paying any underwriting discount with respect to those shares.

     This is a firm commitment underwriting. This means that the underwriters have agreed to purchase all of the shares offered by this prospectus, other than those covered by the over-allotment option described below, if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances. We have agreed to indemnify the underwriters against certain civil liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of such liabilities.

The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to certain securities dealers at such price less a concession of $0.27 per share. The underwriters may also allow to dealers, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

     We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 900,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to public will be $48.3 million and our net proceeds will be approximately $44.4 million net of offering costs of approximately $3.9 million, which includes underwriting discounts. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the above table.

     The following table provides information regarding the amount of the discount to be paid to the underwriters by us. Such amount is shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                        UNDERWRITING DISCOUNT PAID BY US

                                                               NO        FULL
                                                            EXERCISE   EXERCISE
                                                           ---------- ----------
    Per Share ............................................ $     0.49 $     0.49
    Total................................................. $2,450,000 $2,891,000

     We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $1.0 million.

     We have agreed to indemnify each underwriter against all liabilities to which they may become subject under the federal securities laws or other law, including reimbursement of expenses, arising out of any untrue statements or alleged untrue statement of a material fact contained in the registration statement, including the prospectus, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements not misleading, except that there is no indemnification for specific information furnished by the underwriters. This includes contribution to any payments which may be made by the underwriters in the event that indemnification is not available.

     Our executive officers, directors and certain of our stockholders, who will own in the aggregate 18,273,448 shares of our common stock after the offering, have agreed that they will not, without the prior written consent of Chase Securities Inc., offer, sell, pledge or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the effectiveness of the registration statement, except for 1 million of these shares, as set forth in the last sentence of this paragraph. We have agreed that we will not, without the prior written consent of Chase Securities Inc., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may (1) issue shares upon the exercise of options granted prior to the date hereof or upon the exercise of warrants outstanding as of the date hereof, (2) grant additional options under our stock option plan, provided that, without prior written consent of Chase Securities Inc., such additional options shall not be exercisable during such period, (3) issue any shares of common stock or other rights to acquire shares of common stock issued pursuant to equipment or lease financing activities entered into in the ordinary course of our business and (4) issue any shares of common stock or other rights to acquire shares of common stock issued in connection with any strategic alliance, collaboration, license, acquisition, marketing agreement, distribution agreement, advertising arrangement, promotional arrangement or similar agreement, arrangement or transaction, provided that the total amount of securities issued pursuant to clauses (3) and (4) would not exceed 2 million shares of common stock or securities exchangeable or convertible into shares of common stock and provided further that securities may only be issued pursuant to clauses (3) and (4) to the extent the recipient of such securities agrees to the same transfer restrictions imposed on us by Chase Securities Inc. as set forth above. The aggregate of 1,000,000 shares of our common stock that Polaris Venture Funds, Innotech Investments Limited, Intersouth Partners and The Burrill AgBio Capital Fund L.P. have agreed to purchase will not be subject to the 180-day lock-up period to which all other shares held by these shareholders prior to this offering are subject.

     The underwriters have reserved for sale up to 500,000 shares for employees, directors and certain other persons associated with us. These reserved shares will be sold at the public offering price that appears on the cover of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by these persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by these persons.

     Prior to this offering, there was no public market for our common stock. Consequently, the offering price for our common stock was determined by negotiations between us and the underwriters and is not necessarily related to our asset value, net worth or other established criteria of value. The factors considered in these negotiations, in addition to prevailing market conditions, included the history of and prospects for the industry in which we compete, an assessment of our management, our prospects, our capital structures, our results of operations in recent periods and other factors as we deemed relevant.

     Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

   . Stabilizing transactions. The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

   . Over-allotments and syndicate covering transactions. The underwriters may create a short position in the shares by selling more shares than are shown on the cover page of this prospectus. If a short position is created in connection with this offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

   . Penalty bids. If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from underwriters and selling group members who sold those shares as part of this offering.

     Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of those transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

     Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which such sale is made.

     The representatives have informed us that they do not intend to confirm the sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

     One or more members of the underwriting selling group may make copies of the preliminary prospectus available over the Internet to certain customers through its or their websites. The representatives expect to allocate a limited number of shares to that member or members of the selling group for sale to brokerage account holders.

                                 LEGAL MATTERS

     Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, Massachusetts 02111 will provide us with an opinion as to the validity of the common stock offered under this prospectus. Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178 will pass upon certain legal matters related to this offering for the underwriters.

                                    EXPERTS

     The financial statements as of December 31, 1998 and 1999 and for the period from inception (September 9, 1997) to December 31, 1997 and for the years ended December 31, 1998 and 1999 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given as the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedule to registration statement. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of the registration statement without charge at the SEC's principal office in Washington, D.C., and copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the web site is http://www.sec.gov. The SEC's toll free investor information service can be reached at 1-800-SEC-0330. Information contained on the web site does not constitute part of this prospectus.

     Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

     We intend to furnish our stockholders with annual reports containing financial statements audited by our independent public accountants and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is
(919) 425-3000.

                            PARADIGM GENETICS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants........................................... F-2
Balance Sheets.............................................................. F-3
Statements of Operations.................................................... F-4
Statements of Stockholders' Equity (Deficit)................................ F-5
Statements of Cash Flows.................................................... F-6
Notes to Financial Statements............................................... F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Stockholders
Paradigm Genetics, Inc.

     In our opinion, the accompanying balance sheets and related statements of operations, of stockholders' equity (deficit), and of cash flows present fairly, in all material respects, the financial position of Paradigm Genetics, Inc. (the "Company") at December 31, 1998 and 1999, and the results of its operations and its cash flows for the period from inception (September 9, 1997) through December 31, 1997 and the years ended December 31, 1998 and 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 12, the Company has restated its financial statements for the year ended December 31, 1999, to record additional deferred compensation and stock based compensation expense.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina
February 17, 2000 except as to Note 12,
which is as of April 24, 2000

                            PARADIGM GENETICS, INC.

                                 BALANCE SHEETS

                                                                     Pro Forma
                                                                    December 31,
                                               December 31,             1999
                                         -------------------------  (unaudited)
                                            1998          1999        (Note 2)
                                         -----------  ------------  ------------
                                                       (restated)
                             ASSETS
Current assets:
 Cash and cash equivalents.............  $   970,688  $    468,342  $   468,342
 Short-term investments................    2,484,132     3,488,108    3,488,108
 Accounts receivable...................       89,025       256,844      256,844
 Prepaid expenses......................       48,166     1,157,851    1,157,851
                                         -----------  ------------  -----------
  Total current assets.................    3,592,011     5,371,145    5,371,145
Property and equipment, net............    3,822,293     8,816,665    8,816,665
Other assets, net......................       20,667        37,494       37,494
                                         -----------  ------------  -----------
  Total assets.........................  $ 7,434,971  $ 14,225,304  $14,225,304
                                         ===========  ============  ===========

         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
 Accounts payable......................  $   319,421  $  1,327,423  $ 1,327,423
 Accrued liabilities...................      222,462       571,184      571,184
 Deferred revenue......................    1,484,850     5,825,237    5,825,237
 Long-term debt--current portion.......      327,244     1,182,456    1,182,456
 Capital lease obligation--current
  portion..............................       90,365       100,075      100,075
                                         -----------  ------------  -----------
  Total current liabilities............    2,444,342     9,006,375    9,006,375
Long-term debt.........................    3,215,737     7,823,780    7,823,780
Capital lease obligation...............      322,925       222,850      222,850
                                         -----------  ------------  -----------
  Total liabilities....................    5,983,004    17,053,005   17,053,005
                                         -----------  ------------  -----------

Commitments (Note 11)

Stockholders' equity (deficit):
 Convertible preferred stock, $0.01 par
  value; 15,000,000 shares authorized:
  Series A Convertible Preferred Stock,
   8,000,000 shares designated;
   7,562,500 shares issued and
   outstanding as of December 31, 1998
   and 1999, respectively; no shares
   issued and outstanding pro forma....    5,950,899     5,950,899           --
  Series B Convertible Preferred Stock;
   2,790,698 shares designated; -0- and
   2,790,698 shares issued and
   outstanding as of December 31, 1998
   and 1999, respectively; no shares
   issued and outstanding pro forma....           --     5,967,819           --
 Common Stock, $.01 par value;
  30,000,000 shares authorized;
  3,750,247 and 5,224,257 shares issued
  and outstanding as of December 31,
  1998 and 1999, respectively,
  15,577,455 shares issued and
  outstanding pro forma................       37,502        52,242      155,775
Additional paid-in capital (restated)..        6,389     3,529,452   15,344,637
Deferred compensation (restated).......          --     (3,165,430)  (3,165,430)
Accumulated deficit....................   (4,542,823)  (15,162,683) (15,162,683)
                                         -----------  ------------  -----------
  Total stockholders' equity
   (deficit)...........................    1,451,967    (2,827,701)  (2,827,701)
                                         -----------  ------------  -----------
  Total liabilities and stockholders'
   equity (deficit)....................  $ 7,434,971  $ 14,225,304  $14,225,304
                                         ===========  ============  ===========

    The accompanying notes are an integral part of the financial statements.

                            PARADIGM GENETICS, INC.

                            STATEMENTS OF OPERATIONS



                                          For the
                                        Period from
                                         Inception
                                       (September 9,
                                         1997) to     Year Ended December 31,
                                       December 31,  -------------------------
                                           1997         1998          1999
                                       ------------- -----------  ------------
                                                                   (restated)
Revenues:
 Collaborative research agreements....   $      --   $   820,150  $  2,052,113
 Grant revenues.......................          --        50,409       144,862
                                         ---------   -----------  ------------
  Total revenues......................          --       870,559     2,196,975
                                         ---------   -----------  ------------
Operating expenses:
 Research and development (excludes
  $0, $0 and $87,365, respectively, of
  stock based compensation)...........      71,534     3,641,033     7,527,866
 Selling, general and administrative
  (excludes $0, $6,371 and $112,147,
  respectively, of stock based
  compensation).......................     148,663     1,523,365     4,713,675
 Stock based compensation (restated)..          --         6,371       199,512
                                         ---------   -----------  ------------
  Total operating expenses............     220,197     5,170,769    12,441,053
                                         ---------   -----------  ------------
Loss from operations..................    (220,197)   (4,300,210)  (10,244,078)
                                         ---------   -----------  ------------
Interest income (expense), net:
 Interest income......................          --       139,494       246,896
 Interest expense.....................         (13)     (128,797)     (622,678)
                                         ---------   -----------  ------------
 Interest income (expense), net.......         (13)       10,697      (375,782)
                                         ---------   -----------  ------------

Net loss..............................   $(220,210)  $(4,289,513) $(10,619,860)
                                         =========   ===========  ============
Net loss per share--basic and
 diluted..............................   $   (0.19)  $     (1.14) $      (2.51)
                                         =========   ===========  ============

Weighted average Common shares
 outstanding--basic and diluted.......   1,160,958     3,750,036     4,236,409
                                         =========   ===========  ============
Pro forma net loss per share--basic
 and diluted..........................                            $      (0.76)
                                                                  ============

Pro forma weighted average Common
 shares outstanding-- basic and
 diluted..............................                              14,046,759
                                                                  ============



    The accompanying notes are an integral part of the financial statements.

                            PARADIGM GENETICS, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                          Series A             Series B
                      Preferred Stock      Preferred Stock      Common Stock    Additional
                    -------------------- -------------------- -----------------  Paid In     Deferred    Accumulated
                     Shares     Amount    Shares     Amount    Shares   Amount   Capital   Compensation    Deficit
                    --------- ---------- --------- ---------- --------- ------- ---------- ------------  ------------
 Balance at
  inception
  (September 9,
  1997)...........         -- $       --        -- $       --        -- $    -- $       -- $        --   $         --
  Issuance of
   Common Stock...         --         --        --         -- 3,749,997  37,500         --          --        (33,100)
  Net loss........         --         --        --         --        --      --         --          --       (220,210)
                    --------- ---------- --------- ---------- --------- ------- ---------- -----------   ------------
 Balance at
  December 31,
  1997............         --         --        --         -- 3,749,997  37,500         --          --       (253,310)
  Stock based
   compensation...         --         --        --         --        --      --      6,371          --             --
  Issuance of
   Series A
   Preferred
   Stock..........  7,125,000  5,600,899        --         --        --      --         --          --             --
  Notes payable
   converted to
   Series A
   Preferred
   Stock..........    437,500    350,000        --         --        --      --         --          --             --
  Exercise of
   stock options..         --         --                            250       2         18          --             --
  Net loss........         --         --        --         --        --      --         --          --     (4,289,513)
                    --------- ---------- --------- ---------- --------- ------- ---------- -----------   ------------
 Balance at
  December 31,
  1998............  7,562,500  5,950,899        --         -- 3,750,247  37,502      6,389          --     (4,542,823)
  Issuance of
   Series B
   Preferred
   Stock..........         --         -- 2,790,698  5,967,819        --      --         --          --             --
  Exercise of
   stock options..         --         --        --         -- 1,474,010  14,740    158,121          --             --
  Deferred
   compensation
   (restated) ....         --         --        --         --        --      --  3,364,942  (3,364,942)            --
  Amortization of
   deferred
   compensation
   (restated).....         --         --        --         --        --      --         --     199,512             --
  Net loss........         --         --        --         --        --      --         --          --    (10,619,860)
                    --------- ---------- --------- ---------- --------- ------- ---------- -----------   ------------
 Balance at
  December 31,
  1999............  7,562,500 $5,950,899 2,790,698 $5,967,819 5,224,257 $52,242 $3,529,452 $(3,165,430)  $(15,162,683)
                    ========= ========== ========= ========== ========= ======= ========== ===========   ============
                        Total
                    Stockholders'
                        Equity
                      (Deficit)
                    --------------
 Balance at
  inception
  (September 9,
  1997)...........  $         --
  Issuance of
   Common Stock...         4,400
  Net loss........      (220,210)
                    --------------
 Balance at
  December 31,
  1997............      (215,810)
  Stock based
   compensation...         6,371
  Issuance of
   Series A
   Preferred
   Stock..........     5,600,899
  Notes payable
   converted to
   Series A
   Preferred
   Stock..........       350,000
  Exercise of
   stock options..            20
  Net loss........    (4,289,513)
                    --------------
 Balance at
  December 31,
  1998............     1,451,967
  Issuance of
   Series B
   Preferred
   Stock..........     5,967,819
  Exercise of
   stock options..       172,861
  Deferred
   compensation
   (restated) ....            --
  Amortization of
   deferred
   compensation
   (restated).....       199,512
  Net loss........   (10,619,860)
                    --------------
 Balance at
  December 31,
  1999............  $ (2,827,701)
                    ==============


    The accompanying notes are an integral part of the financial statements

                            PARADIGM GENETICS, INC.

                            STATEMENTS OF CASH FLOWS



                                          For the
                                        Period from
                                         Inception
                                       (September 9,
                                         1997) to      Year Ended December 31,
                                       December 31,  --------------------------
                                           1997          1998          1999
                                       ------------- ------------  ------------
Cash flows from operating activities:
 Net loss............................    $(220,210)  $ (4,289,513) $(10,619,860)
 Adjustments to reconcile net loss to
  net cash used in operating
  activities:
 Deferred revenue....................           --      1,484,850     4,340,387
 Depreciation and amortization.......          312        299,044     1,588,762
 Stock based compensation............           --          6,371       199,512
 Changes in operating assets and
  liabilities
  Accounts receivable................         (500)       (88,525)     (167,819)
  Prepaid expenses...................      (41,570)       (27,263)   (1,126,512)
  Accounts payable...................       29,017        290,404     1,008,002
  Accrued liabilities................           --        222,462       348,722
                                         ---------   ------------  ------------
   Net cash used in operating
    activities.......................     (232,951)    (2,102,170)   (4,428,806)
                                         ---------   ------------  ------------

Cash flows from investing activities:
 Purchase of property and equipment..       (3,741)    (3,650,783)   (6,583,134)
 Purchase of investments.............           --    (15,021,015)  (26,214,499)
 Maturities of investments...........           --     12,536,883    25,210,522
                                         ---------   ------------  ------------
   Net cash used in investing
    activities.......................       (3,741)    (6,134,915)   (7,587,111)
                                         ---------   ------------  ------------

Cash flows from financing activities:
 Borrowings under notes payable......      250,000      3,682,506     5,765,761
 Repayments of notes payable.........           --        (39,525)     (302,506)
 Repayments of capital lease
  obligations........................           --        (53,835)      (90,364)
 Proceeds from issuance of
  convertible preferred stock, net...           --      5,600,899     5,967,819
 Proceeds from issuance of Common
  Stock..............................        4,400             --            --
 Proceeds from exercise of stock
  options............................           --             20       172,861
                                         ---------   ------------  ------------
   Net cash provided by financing
    activities.......................      254,400      9,190,065    11,513,571
                                         ---------   ------------  ------------
Net increase in cash and cash
 equivalents.........................       17,708        952,980      (502,346)
Cash and cash equivalents, beginning
 of period...........................           --         17,708       970,688
                                         ---------   ------------  ------------
Cash and cash equivalents, end of
 period..............................    $  17,708   $    970,688  $    468,342
                                         =========   ============  ============


    The accompanying notes are an integral part of the financial statements.

                            PARADIGM GENETICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. The Company

     Paradigm Genetics, Inc. (the "Company" or "Paradigm") was organized on September 9, 1997 to discover the function of genes in plant and fungal organisms. The Company is industrializing the process of determining gene function by creating an assembly-line process to generate information that will enable it to develop novel products in four major sectors of the global economy: crop production, nutrition, human health and industrial products. The Company has developed its GeneFunction Factory to simultaneously study the functions of many genes in plants and fungi. The GeneFunction Factory is designed to be an integrated, rapid, industrial-scale laboratory through which it can discover and alter genes, understand the consequences of the modifications and reliably determine the function of those genes. The Company stores and annotates gene function information in its FunctionFinder bioinformatics system. Paradigm generates revenues by licensing information mined from the data in FunctionFinder for the development of products in crop production, nutrition, human health and industrial applications. If the Company's strategic partners commercialize products resulting from this information, the Company is entitled to receive royalty payments based upon product revenues.

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet

     The Board of Directors has authorized the Company to file a Registration Statement with the Securities and Exchange Commission permitting the Company to sell shares of Common Stock in an initial public offering ("IPO"). If the IPO is consummated as presently anticipated, all shares of Series A and Series B Preferred Stock will automatically convert into 10,353,198 shares of the Company's Common Stock at a one-for-one conversion ratio. The unaudited pro forma balance sheet reflects the subsequent conversion of the Series A and Series B Preferred Shares into Common Stock as if such conversion had occurred as of December 31, 1999.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Investments

     The Company considers all investments in debt and equity securities purchased with a maturity of between three months and one year from the balance sheet date to be short-term investments. All investments are considered as available for sale and are carried at fair value. Unrealized gains and losses on investments are recognized as a component of other comprehensive income
(loss). At December 31, 1998 and 1999, the amortized costs of the Company's investments approximated their fair value. Realized gains and losses on sales of investments are determined using the specific identification method. Realized gains and losses on sales of investments were not significant during the period from inception (September 9, 1997) to December 31, 1997 or the years ended December 31, 1998 and 1999.

                            PARADIGM GENETICS, INC.

Property and Equipment

     Property and equipment is primarily comprised of laboratory equipment, computer equipment, furniture, and leasehold improvements which are recorded at cost and depreciated using the straight-line method over their estimated useful lives which range from one to seven years. Expenditures for maintenance and repairs are charged to operations as incurred; major expenditures for renewals and betterments are capitalized and depreciated. Property and equipment acquired under capital leases are being depreciated over their estimated useful lives or the respective lease term, if shorter.

Other Assets

     Other assets includes deposits for building leases which will be returned to the Company upon the expiration of related leases.

Capitalized Software Costs

     The Company accounts for the costs of development of software applications to be sold to or used by third parties in accordance with Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Software development costs are required to be capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release.

Fair Value of Financial Instruments

     The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, investments, accounts payable, capital lease obligations and long-term debt, at December 31, 1998 and 1999 approximated their fair value due to the short term nature of these items.

Impairment of Long-Lived Assets

     The Company evaluates the recoverability of its property and equipment and other long-lived assets when circumstances indicate that an event of impairment may have occurred in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of'' ("SFAS No. 121"). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets or the business to which such assets relate. Impairment is measured based on the difference between the carrying value of the related assets or businesses and the discounted future cash flows of such assets or businesses. No impairment was required to be recognized during the period from inception (September 9, 1997) to December 31, 1997 or the years ended December 31, 1998 and 1999.

Income Taxes

     The Company accounts for income taxes using the liability method which requires the recognition of deferred tax assets or liabilities for the temporary differences between financial reporting and tax bases of the Company's assets and liabilities and for tax carryforwards at enacted statutory rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, valuation allowances are established where necessary to reduce deferred tax assets to the amounts expected to be realized.

                            PARADIGM GENETICS, INC.

Revenue Recognition

     Revenues are derived from collaborative research agreements with strategic partners and from government grants. Revenues related to fixed nonrefundable payments are recognized under collaborative research agreements based on progress to completion in accordance with the applicable performance requirements of each collaboration agreement. The Company earns these revenues as it meets the deliverable requirements in its collaborative research agreements. Refundable fees received under collaborative research agreements are initially deferred and recognized as revenues based on progress to completion over the term of the collaborative research agreement beginning at the date that the refund right expires, which is the date on which the related performance requirements have been met. Nonrefundable fees received at the initiation of a collaborative research agreement are deferred and recognized as revenues on a progress to completion basis over the term of the collaboration agreement with all other fixed nonrefundable payments received under the collaborative research agreements. This is required as the Company has a future performance obligation under these agreements which is met as the Company delivers the results of its gene analysis to its collaborative partners. Progress to completion under collaborative research agreements is measured based on a comparison of the number of genes analyzed and delivered to the total number of genes to be analyzed, on a contract by contract basis. The Company does not segment its collaborative research agreements for purposes of the calculation of revenues to be recognized as the Company does not meet the criteria to allow segmentation specified in the relevant authoritative accounting guidance. Milestone payments under collaborative agreements will be recognized as revenue when the applicable milestone has been achieved and such achievement has been acknowledged by the other party to the collaboration agreement. Revenues from government grants are recognized as expenses are incurred over the period of each grant. Cash received in excess of revenues recognized under collaborative agreements and government grants is recorded as deferred revenue. Payments received under the Company's collaborative research agreements and government grants are generally non-refundable regardless of the outcome of the future research and development activities to be performed by the Company under these arrangements.

Research and Development

     Research and development costs include expenses incurred by the Company to develop its proprietary Gene Function Factory, perform required services under collaborative research agreements and government grants and perform research and development on internal projects. Research and development costs are expensed as incurred.

Stock Based Compensation

     The Company accounts for stock-based compensation based on the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") which states that no compensation expense is recorded for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value of the Company's Common Stock on the grant date. In the event that stock options are granted with an exercise price below the estimated fair value of the Company's Common Stock at the grant date, the difference between the fair value of the Company's Common Stock and the exercise price is recorded as deferred compensation. The Company recognized deferred compensation of $3,364,942 (restated) to reflect the difference between the aggregate fair market value and exercise price of all options granted during 1999 with an exercise price below the fair market value of the Company's Common Stock at the date of grant. Deferred compensation is amortized to compensation expense over the vesting period of the related stock option. The Company recognized $199,512 (restated) in non-cash compensation expense related to amortization of deferred compensation during the year ended December 31, 1999. The Company did not recognize any non-cash compensation expense for the year ended December 31, 1998 or the period from inception (September 9, 1997) through December 31, 1997 related to stock options granted to employees as

                            PARADIGM GENETICS, INC.

no stock options were granted to employees with an exercise price below the estimated fair value of the Company's Common Stock until 1999. The Company has adopted the disclosure requirements of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123") as it relates to stock options granted to employees, which requires compensation expense to be disclosed based on the fair value of the options granted at the date of grant. Stock options or warrants granted to non-employees for services are accounted for in accordance with SFAS 123, which requires that these options and warrants be valued using the Black-Scholes model and the resulting charge is recognized as the related services are performed.

Cash Flow

     The Company made cash payments for interest of $13, $128,797, and $622,678 for the period from inception (September 9, 1997) to December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

     The Company acquired property and equipment through the assumption of capital lease obligations amounting to $467,125 for the year ended December 31, 1998.

Concentration of Credit Risk

     Financial instruments which potentially subject the Company to a concentration of credit risk consist principally of temporary cash and short-term investments and trade receivables. The Company primarily places its temporary cash and short-term investments with high-credit quality financial institutions which invest primarily in U.S. Government securities, commercial paper of prime quality and certificates of deposit guaranteed by banks which are members of the FDIC. Cash deposits are all in financial institutions in the United States. The Company performs ongoing credit evaluations to reduce credit risk and requires no collateral from its customers. Management estimates the allowance for uncollectible accounts based on their historical experience and credit evaluation.

     The Company has one strategic partner which accounted for 100% of the Company's collaborative research revenues and 94% and 93% of total revenues for the years ended December 31, 1998 and 1999, respectively (see Note 8).

Comprehensive Income (Loss)

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display comprehensive income and its components in the financial statements. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. The Company had no items of other comprehensive income during the period from inception (September 9, 1997) to December 31, 1997 or during the years ended December 31, 1998 and 1999.

Net Income (Loss) Per Common Share

Historical

     The Company computes net income (loss) per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB No. 98"). Under the provisions of SFAS 128 and SAB No. 98, basic net income (loss) per Common share ("Basic EPS") is computed by dividing net income (loss) by the weighted average number of Common shares outstanding. Diluted net income (loss) per Common share ("Diluted EPS") is computed by dividing net income (loss) by the weighted average number of Common shares and dilutive potential Common shares equivalents then outstanding. Potential Common shares consist of shares issuable

                            PARADIGM GENETICS, INC.

upon the exercise of stock options and warrants and shares issuable upon the conversion of outstanding convertible Preferred Stock. The calculation of the net loss per share for the years ended December 31, 1998 and 1999 does not include zero and 8,487,520 potential shares of Common Stock equivalents, respectively, as their impact would be antidilutive.

Pro Forma (Unaudited)

     Pro forma net income (loss) per common share is calculated assuming the conversion of all convertible Preferred Stock which will convert automatically upon the effectiveness of the Company's initial public offering into 10,353,198 shares of Common Stock (see Note 9) at January 1, 1999 or the date of issuance, if later.

Segment Reporting

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company adopted SFAS 131 effective for its year ended December 31, 1998. The Company has determined that it operates in only one segment as of December 31, 1998 and 1999.

Internal Use Software

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Public Accountants ("AICPA"), issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"), which provides guidance regarding when software developed or obtained for internal use should be capitalized. The Company adopted SOP No. 98-1 effective January 1, 1999. The Company accounts for the development of software for internal uses in accordance with SOP No. 98-1. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial position or results of operations as the predominant portion of the software applications used by the Company were purchased from third parties. The Company expenses the cost of accumulating and preparing data for use in its database applications as such costs are incurred.

Recent Accounting Pronouncements

     In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives"), and for hedging activities. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. The Company does not currently, nor does it intend in the future, to use derivative instruments and therefore does not expect that the adoption of SFAS 133 will have any impact on its financial position or the results of operations.

                            PARADIGM GENETICS, INC.

3. Property and Equipment

     Property and equipment consists of the following:

                                                             December 31,
                                                        -----------------------
                                                           1998        1999
                                                        ----------  -----------
Buildings.............................................. $       --  $   408,079
Leasehold improvements.................................    240,923    2,700,467
Furniture and laboratory equipment.....................  1,974,561    4,513,141
Computer equipment.....................................  1,906,165    3,083,096
                                                        ----------  -----------
  Total costs..........................................  4,121,649   10,704,783
Less accumulated depreciation..........................   (299,356)  (1,888,118)
                                                        ----------  -----------
  Property and equipment, net.......................... $3,822,293  $ 8,816,665
                                                        ==========  ===========

     Depreciation and amortization expense for the years ended December 31, 1998 and 1999 was $299,044 and $1,588,762, respectively.

     The Company leases certain equipment under capital lease agreements. The cost of equipment under capital leases at December 31, 1998 and 1999 was $467,125. The accumulated amortization for equipment under capital leases was $116,701 at December 31, 1999.

4. Fair Value of Financial Instruments

     The carrying value of cash and cash equivalents, accounts payable and accounts receivable at December 31, 1998 and 1999 approximated their fair value due to the short-term nature of these items.

     The fair value of the Company's short-term investments at December 31, 1998 and 1999 was determined based on quoted financial market prices and approximated their carrying values as these investments were primarily in short-term corporate obligations.

     The historical carrying value of the Company's capital lease obligations and long-term debt approximated their fair value because the interest rates on these obligations approximate rates currently available to the Company.

5. Accrued Liabilities

     Accrued liabilities consist of the following:

                                                                December 31,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
Payroll...................................................... $109,024 $539,184
Taxes other than income......................................   50,000       --
Other........................................................   63,438   32,000
                                                              -------- --------
                                                              $222,462 $571,184
                                                              ======== ========

6. Income Taxes

     No provision for federal or state income taxes has been recorded as the Company has incurred net operating losses since inception.

                            PARADIGM GENETICS, INC.

     Significant components of the Company's deferred tax assets and liabilities at December 31, 1998 and 1999 consist of the following:

                                                          1998         1999
Deferred tax assets:                                   -----------  -----------
  Domestic net operating loss carryforwards........... $ 1,265,198  $ 3,778,046
  Deferred revenue....................................     575,899    2,259,318
  Stock based compensation............................          --       79,852
  Compensation accruals...............................      25,594       60,004
  Other ..............................................      19,393        2,795
                                                       -----------  -----------
  Total deferred tax assets...........................   1,886,084    6,180,015
  Valuation allowance for deferred tax assets.........  (1,733,030)  (5,831,327)
                                                       -----------  -----------
  Deferred tax assets, net ...........................     153,054      348,688
                                                       -----------  -----------
Deferred tax liabilities:
  Property and equipment..............................     153,054      348,688
                                                       -----------  -----------
  Total deferred tax liabilities......................     153,054      348,688
                                                       ===========  ===========
  Net deferred tax asset (liability).................. $        --  $        --
                                                       ===========  ===========

     At December 31, 1998 and 1999, the Company provided a full valuation allowance against its net deferred tax assets since it could not be determined that it was more likely than not that the Company would realize these deferred tax assets. The increase in the valuation allowance in 1999 resulted primarily from the additional net operating loss carryforward generated.

     As of December 31, 1999, the Company had federal and state net operating loss carryforwards of $9,741,000. These net operating loss carryforwards begin to expire in 2012. The utilization of the federal net operating loss carryforwards is subject to an annual limitation of $1,569,000 under the rules regarding a change in stock ownership as determined by the Internal Revenue Code due to changes in ownership resulting from the Company's preferred stock financings.

     Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for income taxes as follows:

                                             1997       1998         1999
                                           --------  -----------  -----------
Effective Rate............................    0%         0%           0%
                                           --------  -----------  -----------
United States federal tax at statutory
 rate..................................... $(74,871) $(1,458,434) $(3,610,752)
State taxes (net of federal benefit)......   (8,902)    (203,635)    (505,617)
Change in valuation allowance.............   82,460    1,650,571    4,098,297
Other nondeductible expenses..............    1,313       11,498       18,072
                                           --------  -----------  -----------
Provision for income taxes................ $     --  $        --  $        --
                                           --------  -----------  -----------

7. Long Term Debt

     The Company's long term debt at December 31, 1998 and 1999 consists of the following:

                                                          1998         1999
                                                       -----------  -----------
Senior note payable................................... $        --  $ 2,000,000
Notes payable for equipment financing.................   3,542,981    7,006,236
                                                       -----------  -----------
  Total Notes payable.................................   3,542,981    9,006,236
Less current maturities...............................    (327,244)  (1,182,456)
                                                       -----------  -----------
  Long-term portion................................... $ 3,215,737  $ 7,823,780
                                                       ===========  ===========

                            PARADIGM GENETICS, INC.

     In February 1998, a bridge loan in the amount of $250,000 was converted into 312,500 shares of the Company's Series A Preferred Stock at a conversion price of $0.80 per share in conjunction with the closing of the Company's initial round of financing (See Note 9).

     The equipment financing consists of several notes payable to two financial institutions for the financing of equipment purchases made in 1998 and 1999. The payment amount is specified in each note agreement and is approximately 1% of the outstanding balance for the first twelve months and then increases to 3% of the outstanding balance for the remaining 36 months. A balloon payment of the remaining balance on the notes is due at the maturity date of the respective notes. The stated interest rate ranges from 11.3% to 14.2%. The notes are collateralized by the equipment pledged against these proceeds by the Company.

     Subsequent to December 31, 1999, the Company entered into an additional equipment financing loan agreement for $3.5 million with an additional $3.5 million available upon completion of an initial public offering. The loan term will commence upon delivery of equipment with a monthly payment equal to 2.519% of original principal for a period of 48 months. No additional borrowings will be available under this loan agreement after January 31, 2001.

     During July 1999, the Company entered into a $2 million senior debt agreement with a financial institution. The note has interest-only payments until March 1, 2002, followed by six equal principal and interest payments. The loan is collateralized by the Company's equipment, intellectual property and receivables. In connection with the debt, Paradigm issued the financial institution 116,279 warrants to purchase the Company's Common Stock at an exercise price of $2.15. The Company did not record any debt discount related to these warrants as their fair value as determined by the Black-Scholes valuation method was deminimis. This loan agreement prohibits the payment of any cash dividends until we have fully repaid this loan.

     Annual maturities of the long-term debt for the years subsequent to December 31, 1999 are as follows:

     2000............................................................ $1,182,456
     2001............................................................  2,081,292
     2002............................................................  4,278,615
     2003............................................................  1,273,607
     2004............................................................    190,266
                                                                      ----------
         Total....................................................... $9,006,236
                                                                      ==========

8. Collaborative Agreements

     In September 1998, Paradigm entered into a collaborative research agreement with Bayer in which the Company is developing assays for the development of new herbicides. If the collaborative agreement continues for the full initial research term, the Company will receive a minimum of $14.7 million in quarterly and up front payments during the three-year period from September 1998 through October 2001. If the agreement is extended and the Company meets all of its milestones, the Company will receive up to a maximum of an additional $25.1 million. The Company has recognized $2.9 million in cumulative revenues from the collaboration agreement through December 31, 1999.

     In addition, the Company is entitled to receive a royalty of the annual net sales of herbicides developed by Bayer for a defined period of time.

                            PARADIGM GENETICS, INC.

     In November 1999, Paradigm entered into a collaborative agreement with another strategic partner for the development of crop products and nutrition products. If the collaborative agreement continues for the full research term, the Company will receive $41.5 million in quarterly and up front payments during the six-year period from November 1999 through January 2006. The strategic partner has options to extend the agreement. If the agreement is extended and all the required milestones are met, the Company will also receive up to an additional $107.5 million.

9. Stockholders' Equity (Deficit)

     In September 1997, the Company issued 4,400 shares of Common Stock to the founders of the Company for gross proceeds of $4,400. On February 12, 1998, the Company issued a Common Stock dividend of 851.2727 shares for each issued and outstanding share of Common Stock which increased the number of shares of outstanding Common Stock to 3,749,997. All share amounts in the accompanying financial statements for all periods presented prior to the date of this dividend have been retroactively adjusted to reflect this dividend.

     During 1998, the Company's Articles of Incorporation were amended and restated to authorize 20,000,000 shares of Common Stock with a par value of $0.01 per share and 10,000,000 shares of Preferred Stock with a par value of $0.01 per share, of which 9,275,000 shares were designated as Series A Preferred Stock. The remaining 725,000 shares were undesignated.

     In March 1999, the Company's Articles of Incorporation were amended and restated to increase the number of authorized shares of Preferred Stock to 15,000,000, of which 8,000,000 shares were designated Series A Preferred Stock, of which 7,562,500 shares were issued and outstanding at December 31, 1998 and 1999, and 2,790,698 shares were designated Series B Preferred Stock, of which all were issued and outstanding as of December 31, 1999. The remaining 4,209,302 shares were undesignated. Also, in March 1999 the number of authorized shares of Common Stock was increased to 30,000,000 shares, of which 3,750,247 and 5,224,257 shares were issued and outstanding at December 31, 1998 and 1999, respectively.

     The Company is required at all times to reserve a number of shares of unissued Common Stock for the purpose of effecting the conversion of the issued and outstanding shares of the Series A and Series B Preferred Stock and the exercise of all outstanding warrants and options to purchase the Company's Common Stock. At December 31, 1999, the Company had 17,755,020 shares of Common Stock reserved for this purpose.

     In February 1998, the Company sold a total of 4,625,000 shares of Series A Preferred Stock in a private placement transaction in exchange for gross proceeds of $3,700,000 or $0.80 per share and issued 375,000 shares of Series A Preferred Stock in exchange for the cancellation of notes payable of $300,000. The notes payable were issued in the last quarter of 1997 and in January 1998. Two of the purchasers of the Series A Preferred Stock each received 187,500 warrants for the purchase of Series A Preferred Stock with an exercise price of $0.80 per share. Also, in consideration for being a lead investor, the Company issued an additional 62,500 warrants in total to one of the two purchasers with an exercise price of $0.80 per share. The Company did not record any additional paid-in capital related to the value of these warrants, because the fair market value of the warrants, as calculated using the Black-Scholes pricing model, was de minimis.

     In March 1998, 62,500 shares of Series A Preferred Stock were issued to an investor for the cancellation of convertible debt of $50,000, which borrowing was made in January 1998.

     In May 1998, 2,500,000 shares of Series A Preferred Stock were sold to the same group of purchasers in a second private placement transaction for gross proceeds of $2,000,000 or $0.80 per share.

                            PARADIGM GENETICS, INC.

     In March 1999, the Company sold 2,790,698 shares of Series B Preferred Shares in a private placement transaction in exchange for gross proceeds of $ 6,000,000 or $2.15 per share. The purchasers of the Series B Preferred Shares were primarily the same as the holders of the Series A Preferred Stock. All of the Series B Preferred Shares were issued at a price of $2.15. The rights and preferences of the Series B Preferred Stock are essentially the same as the Series A Preferred Stock with certain exceptions which are detailed below.

Rights, Preferences and Terms of Capital Stock

     The following is a summary of the rights, preferences, and terms of the Company's outstanding series of Common and Preferred Stock.

Dividends

     The holders of the Series A and Series B Preferred Stock shall be entitled to receive in any fiscal year of the Company, when and if declared by the Board of Directors, dividends payable in cash in an amount per share of Series A and Series B Preferred Stock for such fiscal year at least equal to the product of
(a) the per share amount multiplied by (b) the number of whole shares of Common Stock into which each such share of Series A and B Preferred Stock is convertible immediately after the close of business on the record date fixed for such dividend. No dividend shall be paid on Series A Preferred Stock unless an equivalent dividend can be paid on the Series B Preferred Stock. The right to such dividends shall not be cumulative, and no right shall accrue. Nor shall any undeclared or unpaid dividend bear or accrue interest.

Liquidity

     In the event of any liquidation, the holders of Series B Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of Series A Preferred Stock and Common Stock an amount equal to $2.15 per share plus all accrued or declared but unpaid dividends. The holders of Series A Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of Common Stock and any series of Preferred Stock the terms of which specifically provide that such series ranks junior and subordinate to the Series A Preferred Stock with respect to distribution of assets upon any liquidation or deemed liquidation, an amount equal to $0.80 per share, adjusted for any stock splits or dividends, plus all accrued but unpaid dividends. After payment to the holders of the Series A Preferred Stock, the entire remaining assets and funds of the Company legally available for distribution shall be distributed among the holders of the Common Stock in proportion to the shares of Common Stock then held by the holders of the Common Stock.

Voting

     Series A Preferred Stock and Series B Preferred Stock shall be voted equally with shares of Common Stock at any annual or special meeting of stockholders of the Company. As long as twenty percent of each series of Preferred shares originally issued remain outstanding, the affirmative vote or written consent of the holders of at least two-thirds of the outstanding shares shall be required to approve all matters brought before the stockholders for approval.

Conversion

     Each share of Series A or Series B Preferred Stock shall be convertible, at the option of the holder, into shares of the Company's Common Stock. The initial conversion price per share of Series A Preferred Stock shall be $0.80. The initial conversion price and value for the Series B Preferred Shares is $2.15. Each share of Series A and Series B Preferred Stock shall automatically be converted into a share of Common

                            PARADIGM GENETICS, INC.

Stock at the then-effective conversion rate, immediately upon the closing of the sale of the Company's Common Stock in a firm commitment, underwritten public offering, at a public offering price equal to or exceeding $6.00 per share of Common Stock and with aggregate gross proceeds to the Company and any selling stockholders which equal or exceed $20,000,000.

10. Stock Options and Warrants

     In February 1998, the Company adopted the 1998 Stock Option Plan ("the Plan") which provided for the grant of up to 1,765,000 employee stock options. In March 1999, the Plan was amended to provide for the grant of up to 2,515,000 employee stock options. The board amended the Plan in November 1999 to increase the options available for grant to 3,715,000. In December 1999, the board authorized an additional 300,000 options for the Plan. Stock options granted under the Plan are to have exercise periods not to exceed ten years. Options granted under the Plan generally vest over a period of four years from the date of grant. Option grants to new employees are generally made within 90 days of commencement of service with the Company and vest over a period of four years retroactively from the date of hire. The Plan provides the right to exercise options before they are vested into shares of Common Stock subject to a repurchase right by the Company.

     A summary of the status of the Plan as of December 31, 1999 and changes during the years ended December 31, 1998 and 1999 presented below:

                                              Shares Underlying Weighted Average
                                                   Options       Exercise Price
                                              ----------------- ----------------
Outstanding at December 31, 1997.............            --          $  --
  Granted....................................     1,683,050           0.08
  Forfeited..................................        (2,000)          0.08
  Exercised..................................          (250)          0.08
                                                 ----------          -----
Outstanding at December 31, 1998.............     1,680,800           0.08
  Granted....................................     1,362,819           0.33
  Forfeited..................................       (95,823)          0.08
  Exercised..................................    (1,474,010)          0.12
                                                 ----------          -----
Outstanding at December 31, 1999.............     1,473,786          $0.28
                                                 ==========          =====

     As of December 31, 1999, the Company had 831,340 shares of Common Stock outstanding which were subject to the Company's lapsing right of repurchase in the event the holder's association with the Company terminates. These shares are the result of the exercise of unvested stock options by employees. The shares which relate to the exercise of unvested stock options generally vest over the four year vesting period of the underlying exercised stock options.

     There were no options granted during the period from inception (September 9, 1997) to December 31, 1997. All options granted during the year ended December 31, 1998 were granted with an exercise price equal to the fair value of the underlying Common Stock on the grant date, as determined by the board of directors.

     During 1999, the Company issued stock options to certain employees with exercise prices below the deemed fair value of its Common Stock at the date of grant. In accordance with the requirements of APB 25, the Company has recorded deferred compensation and additional paid-in capital for the difference between the exercise price of the stock options and the estimated fair value of the Company's Common Stock at the date of grant. This deferred compensation is amortized to stock based compensation expense

                            PARADIGM GENETICS, INC.

over the period during which the options or restricted Common Stock, subject to repurchase, vest using the straight line method over a period which is generally four years. The Company recognized $3,364,942 (restated) in deferred compensation related to 1999 option grants of which $199,512 (restated) was amortized to expense during the year ended December 31, 1999.

     The following is an analysis of stock options granted to employees subsequent to December 31, 1999 (unaudited):

                                             Options                                   Exercise
           Date of Grant                     Granted                                    Price
           -------------                     -------                                   --------
         January 17, 2000                     57,052                                    $2.50
         January 20, 2000                     63,902                                     4.50
         February 8, 2000                    148,000                                     5.00
         February 16, 2000                     4,439                                    10.00
         February 28, 2000                     8,310                                    10.00
         February 28, 2000                     6,000                                     0.08
         March 21, 2000                           90                                     0.60
         March 21, 2000                          500                                     2.50
         March 21, 2000                        5,970                                    10.00
         March 21, 2000                      150,000                                     7.00
         April 11, 2000                       14,261                                     7.00

     The Company will record deferred compensation related to these option grants in an amount of approximately $1,750,000, which represents the difference between the estimated fair value of the Company's Common Stock and the exercise price of these options at the respective dates of grant. In addition, in February 2000 the Company granted 12,000 options with an exercise price of $5.00 per share to members of its Scientific Advisory Board. The Company will record a charge of $72,000 at the date of the grant which represents the fair value of these options determined through use of the Black-Scholes model.

     The following table summarizes information about the Company's stock options at December 31, 1999:

                                          Options Outstanding
                          ----------------------------------------------------
                                             Weighted Average Weighted Average
Range of Exercise Prices  Number Outstanding Contracted Life   Exercise Price
------------------------  ------------------ ---------------- ----------------
  $ 0.08                       533,817              8.6            $0.08
  $ 0.22                       581,149              9.5            $0.22
  $ 0.60                       306,320             10.0            $0.60
  $ 1.00                        52,500             10.0            $1.00

     At December 31, 1999, the Company had 437,500 warrants outstanding to purchase the Company's Common Stock at a price of $0.80 which expire in February 2008. The warrants were issued in connection with the Series A Preferred Stock financing.

     In July 1999, the Company entered into a senior debt agreement. In connection with the agreement the Company issued 116,279 warrants to purchase the Company's Common Stock with an exercise price of $2.15 which will expire in July 2009. Also in July 1999, the Company entered into an operating lease agreement for a new facility being constructed. In connection with the agreement, the Company issued 150,000 warrants to purchase the Company's Common Stock with an exercise price of $3.00 per share which will expire in July 2009. The fair value of these warrants as determined using the Black-Scholes model in accordance with SFAS 123 was de minimis.

                            PARADIGM GENETICS, INC.

     The activity for stock warrants is presented in the following table:

                                          Year Ended December 31,
                          -------------------------------------------------------
                                     1998                        1999
                          --------------------------- ---------------------------
                            Shares   Weighted Average   Shares   Weighted Average
                          Underlying  Exercise Price  Underlying  Exercise Price
                           Warrants     Per Share      Warrants     Per Share
                          ---------- ---------------- ---------- ----------------
Outstanding at beginning
 of year................        --         $ --        437,500        $0.80
Issued..................   437,500         0.80        266,279         2.63
Outstanding at end of
 year...................   437,500         0.80        703,779         1.49
Exercisable at end of
 year...................   437,500         0.80        703,779         1.49

     Subsequent to December 31, 1999, and in connection with an expansion of the July 1999 operating lease agreement for a new facility, the Company issued an additional 60,000 warrants to purchase the Company's Common Stock with an exercise price of $5.00 per share. These warrants have an exercise period of 10 years. The fair value of these warrants at the date of grant was determined using the Black-Scholes option-pricing model to be $361,000. This amount will be deferred and recognized as an increase to rent expense over the life of the related lease.

     The Company continues to apply APB No. 25 and related interpretations in accounting for the Plan. Had compensation costs for the Plan been determined based on the fair value at the grant date for awards under the Plan consistent with the methods of SFAS No. 123, the Company's net loss for the years ended December 31, 1998 and 1999 would have been increased to the pro forma amounts indicated below:

                                                            Net Loss   Pro Forma
                                                          Per Share As Net Loss
                              As Reported    Pro Forma      Reported   Per Share
                              ------------  ------------  ------------ ---------
1998 net loss................ $ (4,289,513) $ (4,293,951)    $(1.14)    $(1.15)
                              ============  ============     ======     ======
1999 net loss................ $(10,619,860) $(11,288,414)    $(2.51)    $(2.66)
                              ============  ============     ======     ======

     The per share weighted average fair value of stock options granted during fiscal 1998 and 1999 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for 1998 and 1999: expected dividend yield of 0%; risk free interest rate of 6.0% in 1998 and 6.1% in 1999; an expected option life of approximately five years; and a volatility factor of 0%.

                            PARADIGM GENETICS, INC.

11. Commitments

     The Company leases software under a noncancellable capital lease and leases office space and certain equipment under operating leases. Future minimum lease payments required under the leases at December 31, 1999 are as follows:

                                                           Capital   Operating
                                                           Leases      Leases
                                                          ---------  ----------
   2000.................................................. $ 128,560  $1,006,731
   2001..................................................   128,560   1,403,288
   2002..................................................   117,847   1,250,641
   2003..................................................             1,175,782
   Thereafter............................................             1,229,520
                                                          ---------  ----------
     Total minimum lease payments........................   374,967  $6,065,962
                                                                     ==========
   Less: amount representing interest....................   (52,042)
                                                          ---------
     Present value of net minimum lease payments.........   322,925
   Less: current portion.................................  (100,075)
                                                          ---------
     Long-term portion capital lease obligations......... $ 222,850
                                                          =========

     Rent expense under operating leases totaled $ 5,788, $282,206 and $604,418 for the period from inception (September 9, 1997) through December 31, 1997 and the years ended December 31, 1998 and 1999, respectively.

     In March 1998, the Company entered into an agreement with a consultant to identify collaboration opportunities for the Company. The consultant will receive a monthly fee for its services plus a success fee based on the amount of funding received by the Company under collaboration agreements entered into during the term of this consulting agreement.

     Based on the amount of funds received by the Company from its collaboration agreements through December 31, 1999, the Company has paid this consultant success fees of approximately $296,000. If the Company receives the maximum amount of funding under its existing collaboration agreements, approximately an additional $1,900,000 in success fees will be required to be paid to this consultant.

12. Deferred Compensation Adjustment

     In the process of finalizing its Registration Statement on Form S-1, the Company was required to restate its financial statements for the year ended December 31, 1999, to record an additional $1,019,942 in deferred compensation and an additional $133,300 in stock based compensation expense. An analysis of the impact of these adjustments on the Company's 1999 financial statements are as follows:

                                                     Amount        Amount After
                                               Previously Recorded Restatement
                                               ------------------- ------------
Deferred compensation.........................     $ 2,345,000     $ 3,369,942
Additional paid in capital....................       2,509,510       3,529,452
Stock based compensation expense..............          66,212         199,512
Net loss......................................     (10,486,560)    (10,619,860)
Net loss per share............................           (2.48)          (2.51)
Pro forma net loss per share..................           (0.75)          (0.76)

13. Subsequent Events (unaudited)

     In January 2000, the Company sold 3,000,000 shares of Series C Preferred Stock to a group of investors for gross proceeds of $15,000,000 or $5.00 per share. The Series C Preferred Stock automatically converts into shares of the Company's Common Stock upon the effectiveness of a qualified initial public offering at a one-to-one conversion ratio. The Company will record a beneficial conversion feature charge of $12,000,000 to reflect the difference between the estimated fair value of the Company's Series C Preferred Stock of $9.00 per share and the $5.00 per share sales price of these shares.

     On April 7, 2000, upon the consummation of the Company's reincorporation as a Delaware corporation, the number of authorized shares of the Company's Common Stock increased to 50,000,000 shares and an additional 5,000,000 shares of Preferred Stock were authorized.

     As part of the Company's initial public offering of the Common Stock, the Company and its underwriters have determined to make available up to 500,000 shares at the initial public offering price for directors, employees, business associates and related persons associated with the Company (the "directed share program"). On February 28 and March 13, 2000, prior to effectiveness of the Company's registration statement, the Company sent e-mail messages with respect to the proposed directed share program to all of the Company's employees setting forth procedural aspects for participating in the directed share program and informing them about the administration of the program and that their friends and families might have an opportunity to participate in the proposed program. The Company did not deliver a preliminary prospectus prior to distribution of the e-mails, and each e-mail may have constituted a non-conforming prospectus under the Securities Act of 1933. As a result, the Company may have a contingent liability under the Securities Act of 1933. Any liability would depend upon the number of shares of our common stock purchased by the recipients of the e-mails. The recipients of the e-mails who purchase shares of our common stock in the initial public offering may have a right for a period of one year from the date of the purchase to obtain recovery of the consideration paid in connection with their purchase of shares of common stock or, if they had already sold the stock, file a claim against the Company for damages resulting from their purchase of the common shares. If any liability is asserted with respect to the e-mails, the Company will vigorously contest the matter. However, if all of the purchasers in the directed share program who received the e-mails are awarded damages after an entire or substantial loss of their investment, the damages could total up to approximately $2.1 million plus interest based on the initial public offering price of $7.00 per share and based on the Company's intention to allocate up to 300,000 of the potential 500,000 shares to such persons. Although the Company does not intend to allocate more than 300,000 shares to employees who received the e-mails, or their friends and families, if a violation of the Securities Act were deemed to apply to the entire allocation of 500,000 shares in the directed share program, the damages could total up to approximately $3.5 million plus interest based on the initial public offering price of $7.00 per share. Although there can be no assurance as to the ultimate disposition of this matter, it is the opinion of the Company's management, based upon the information available at this time, that the expected outcome of this matter would not have a material adverse effect on the results of operations or on the financial condition of the Company.

                              [inside back cover]

            [Graphic: pictures representing our four target market sectors: crop production, nutrition, human health and industrial products. Text above the pictures states: "We
           have created an assembly-line process to determine gene
            function and generate information that we believe will
          enable us to develop novel products in four major sectors
           of the global economy: crop production, nutrition, human
                      health, and industrial products.]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                6,000,000 Shares

                               [LOGO OF PARADIGM]

                                  Common Stock

                               ----------------
                                   PROSPECTUS

                               ----------------

                                   Chase H&Q

                               J.P. Morgan & Co.

                         Pacific Growth Equities, Inc.

                                 Stephens Inc.

                                 -------------
                                  May 5, 2000

                                 -------------

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy our common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     Until May 30, 2000 (or 25 days after the date of this prospectus) all dealers that buy, sell or trade Paradigm's common stock, whether or not participating in this offering may be required to deliver a prospectus. The delivery requirement is in addition to the dealers' obligation to deliver a prospectus when serving as underwriters and with respect to their unsold allotment or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------